Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Scotiabank reports record second quarter earnings of $1.1 billion

            <<
            Second quarter financial measures compared to the same period a year ago:

            -  Earnings per share (diluted) of $1.02, compared to $0.81
            -  Net income of $1,097 million, versus $872 million
            -  Return on equity of 19.9%,compared to 16.8%
            -  Productivity ratio of 49.9%, versus 51.4%
            -  Quarterly dividend maintained at 49 cents per common share

            Year-to-date performance versus our 2010 financial and operational objectives was as follows:

            Targets:

            1.  Earn a return on equity (ROE)(1) of 16 to 20%. For the six months,
                Scotiabank earned an ROE of 18.7%.
            2.  Generate growth in earnings per common share (diluted) of 7 to 12%.
                Our year-over-year growth in earnings per share was 19.9%.
            3.  Maintain a productivity ratio(1) of less than 58%. Scotiabank's ratio was 50.2% for the six months.
            4.  Maintain strong capital ratios. At 11.2%, Scotiabank's Tier 1 capital ratio remains strong by Canadian and international standards.
            >>

            TORONTO, June 1 /CNW/ - Scotiabank today announced second quarter net income of $1,097 million, up $225 million or 26% compared with the same period last year.
            Quarter over quarter, net income increased $109 million or 11%. Diluted earnings per share (EPS) were $1.02 compared to $0.81 in the same period last year and $0.91 last quarter. Return on equity was 19.9% in the second quarter compared to 16.8% last year and 17.4% last quarter. The dividend was maintained at 49 cents per common share.
            "We are pleased to announce record quarterly results as we reach the half-way point in the year," said Rick Waugh, Scotiabank President and CEO.
"Our results reflect strong contributions from personal and commercial banking and wealth management, as well as the excellent performance of our wholesale business.
            "In the face of volatility in world markets, we remain focused on our fundamentals, diversification by business and geography combined with prudent risk management and cost control practices in order to maintain profitability and strong return on equity. Our credit portfolios continue to improve, as evidenced by lower provisions for credit losses this quarter. Furthermore, we have little or no exposure to troubled European sovereign debt.
            "With net income of $584 million, Canadian Banking had a record quarter.
Year over year, there was strong growth in residential mortgages, lines of credit and business accounts, as well as improved spreads from easing liquidity costs, all of which contributed to higher net interest income.
Wealth management and commercial banking revenues also grew, reflecting the improvements in the economy and equity markets.
            "International Banking continues to earn through economic and foreign currency headwinds. Despite these challenges, continued widening of margins and careful expense management contributed to overall results.
            "Scotia Capital generated strong results this quarter. Net income was
$391 million, driven by solid contributions across all business units, good trading performance and net recoveries in provisions for credit losses.
            "Our strong capital position and continued generation of capital gives us the ongoing flexibility to maintain our shareholder dividends and explore opportunities for business development and growth.
            "While we manage costs carefully, we will continue to invest in growing our businesses. We do not expect our productivity ratio to remain at the current low level, although it will be well within our target.
            "The foundation for our success is the focus we place on our core priorities; sustainable revenue growth, capital management, leadership development, prudent risk management and expense control. With the solid results achieved during the first half of the year, we are well-positioned to meet our established objectives for 2010."

            FINANCIAL HIGHLIGHTS

            <<
                                       As at and for the               For the
                                      three months ended           six months ended
            -------------------------------------------------------------------------
                                April 30 January 31   April 30   April 30   April 30
            (Unaudited)             2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Operating results
             ($ millions)

            Net interest income    2,058      2,147      2,087      4,205      4,053
            Net interest
             income (TEB(1))       2,129      2,222      2,164      4,351      4,200
            Total revenue          3,873      3,906      3,596      7,779      6,947
            Total revenue (TEB(1)) 3,944      3,981      3,673      7,925      7,094
            Provision for
             credit losses           338        371        489        709        770
            Non-interest expenses  1,967      2,009      1,886      3,976      3,896
            Provision for
             income taxes            444        512        319        956        509
            Provision for
             income taxes (TEB(1))   515        587        396      1,102        656
            Net income             1,097        988        872      2,085      1,714
            Net income
             available to
             common shareholders   1,048        939        821      1,987      1,626
            -------------------------------------------------------------------------
            Operating performance

            Basic earnings
             per share ($)          1.02       0.92       0.81       1.93       1.61
            Diluted earnings
             per share ($)          1.02       0.91       0.81       1.93       1.61
            Diluted cash earnings
             per share(1) ($)       1.04       0.93       0.82       1.97       1.64
            Return on
             equity(1) (2) (%)      19.9       17.4       16.8       18.7       16.6
            Productivity
             ratio (%) (TEB(1))     49.9       50.5       51.4       50.2       54.9
            Net interest margin
             on total average
             assets(2) (%)
             (TEB(1))               1.73       1.76       1.71       1.74       1.61
            -------------------------------------------------------------------------
            Balance sheet
             information
             ($ millions)

            Cash resources
             and securities(2)   181,390    173,472    137,487
            Loans and
             acceptances(2)      281,268    275,816    306,619
            Total assets(2)      526,125    507,626    514,501
            Deposits             371,249    364,938    346,860
            Preferred shares       3,975      3,710      3,710
            Common shareholders'
             equity(2)            21,577     21,647     20,132
            Assets under
             administration      230,964    226,308    196,773
            Assets under
             management           45,419     43,626     35,449
            -------------------------------------------------------------------------
            Capital measures

            Tier 1 capital
             ratio (%)              11.2       11.2        9.6
            Total capital
             ratio (%)              13.3       13.5       11.8
            Tangible common
             equity to
             risk-weighted
             assets(1)(3) (%)        8.8        8.8        7.2
            Risk-weighted assets
             ($ millions)        215,115    215,891    241,837
            -------------------------------------------------------------------------
            Credit quality

            Net impaired
             loans(2)
             ($ millions)          2,475      2,677      2,179
            General allowance
             for credit losses
             ($ millions)          1,450      1,450      1,350
            Sectoral allowance
             ($ millions)             24         43         60
            Net impaired loans
             as a % of loans and
             acceptances(2)(4)      0.88       0.97       0.71
            Specific provision
             for credit losses
             as a % of average
             loans and
             acceptances(2)
             (annualized)           0.55       0.55       0.54       0.55       0.45
            -------------------------------------------------------------------------
            Common share
             information

            Share price ($)
              High                 55.33      49.93      35.85      55.33      40.68
              Low                  44.39      44.12      23.99      44.12      23.99
              Close                51.78      44.83      33.94
            Shares outstanding
             (millions)
              Average - Basic      1,030      1,025      1,014      1,028      1,007
              Average - Diluted    1,031      1,028      1,016      1,029      1,010
              End of period        1,034      1,029      1,017
            Dividends per
             share ($)              0.49       0.49       0.49       0.98       0.98
            Dividend yield (5) (%)   3.9        4.2        6.6        3.9        6.1
            Market capitalization
             ($ millions)         53,544     46,115     34,518
            Book value per
             common share(2) ($)   20.87      21.04      19.80
            Market value to book
             value multiple(2)       2.5        2.1        1.7
            Price to earnings
             multiple (trailing
             4 quarters)            14.2       13.0       11.8
            -------------------------------------------------------------------------
            Other information

            Employees             68,028     67,910     67,698
            Branches and offices   2,730      2,692      2,683
            -------------------------------------------------------------------------
            (1)  Refer further below for a discussion of non-GAAP measures.
            (2)  Amounts for April 30, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
                 2009, effective November 1, 2008 (refer to Note 1 of the
                 Consolidated Financial Statements in the 2009 Annual Report for
                 further details).
            (3)  Amounts for April 30, 2009, have been restated to reflect a new definition of tangible common equity (refer to non-GAAP measures further below).
            (4)  Net impaired loans are impaired loans less the specific allowance for credit losses.
            (5)  Based on the average of the high and low common share price for the period.
            >>

            Forward-looking statements

            Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
            By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2009 Annual Report.
            The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
            The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing these sections.
            Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

            2010 Objectives

            Our Balanced Scorecard

            <<
            Financial

            -  Return on equity of 16-20%
            -  Diluted earnings per share growth of 7-12%
            -  Long-term shareholder value through increases in dividends and stock price appreciation

            People

            -  High levels of employee satisfaction and engagement
            -  Diversity of workforce
            -  Collaboration

            Customer

            -  High levels of customer satisfaction and loyalty
            -  Deeper relationship with existing customers
            -  New customer acquisition

            Operational

            -  Productivity ratio of less than 58%
            -  Strong practices in corporate governance and compliance processes
            -  Strong capital ratios
            -  Corporate social responsibility and strong community involvement
            >>

            Notable Business Highlights

            Serving our customers to help them become better off financially

            The Scotiabank StartRight Program for Newcomers to Canada website is now available in eight languages - English, French, Traditional Chinese,
Simplified Chinese, Spanish, Punjabi, Arabic and Farsi.
            Scotiabank is continuing its longstanding relationship with the Canadian
Federation of Independent Business (CFIB). As the Official Bank of the CFIB,
we will continue to support our customers by combining the value of
Scotiabank's Small Business and Commercial offerings with CFIB's market leading position as the Voice of Small Business.
            In Wealth Management, the performance of ScotiaFunds remains competitive with market share gains for all funds in 40 of the past 42 months. Scotia
INNOVA Portfolios surpassed $1 billion in Assets Under Management, just over a year from their introduction to the marketplace in mid-January 2009.
            Through the second quarter, Scotia Capital has supported clients on some significant projects:

            <<
            -  Acted as Joint Bookrunner and Co-Manager of a US$1.9 billion equity offering and US$2.7 billion high yield issuance respectively, for
               Consol Energy Inc.
            -  Scotia Capital acted as sole Lead Manager and Bookrunner for the
               RTL-Westcan Limited Partnership C$130 million high yield bond offering and also acted as Lead Arranger for a new C$40 million first lien term and revolving credit facility for the company.
            -  Acted as Co-Lead Arranger of a US$1.5 billion Senior Secured Term Loan for Americas Mining Corporation, a wholly-owned subsidiary of Grupo
               Mexico.
            >>

            Scotiabank recognized for excellence

            Scotiabank was honoured to have received the following accolades during the quarter:

            <<
            -  The highest-ranking bank on the 2010 Canadian Business - Reputation
               Institute list of Most Reputable Canadian Companies.
            -  Once again named one of Canada's Best Diversity Employers as part of the 'Canada's Top 100 Employers Project.'
            -  One of the Best Places to Work(R) in Canada, 2010 by the Great Place
               To Work(R) Institute. Scotiabank has also been named on Best Workplace lists in Mexico, Peru, the Caribbean and Central America.
            -  Recognized in Macleans and Canadian Business magazines on THE GREEN 30 list of Canadian companies.
            -  Scotia Capital was named the Best Investment Bank in Canada for the fourth time in six years, and the Best Infrastructure Bank globally for the second consecutive year, by Global Finance magazine.
            >>

            Celebrating International Women's Day

            In celebration of the 99th annual International Women's Day, Scotiabank has launched a year-long recognition campaign. Based on nominations, 'Her
Success, Her Way', will recognize two Scotiabank women employees each month throughout the year leading up to the 100th anniversary of International
Women's Day in 2011. The Bank will make donations to the charities of choice of the women who are recognized and their nominators.

            MANAGEMENT'S DISCUSSION & ANALYSIS

            Non-GAAP Measures

            The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis further below. They are defined below:

            Taxable equivalent basis

            The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is
$71 million versus $77 million in the same quarter last year and $75 million last quarter. For the six months, the TEB gross-up to net interest income and the provision for income taxes was $146 million compared to $147 million for the same period last year. For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the "Other" segment.

            Diluted cash earnings per share

            The diluted earnings per share is adjusted to add back the non-cash after-tax amortization of intangible assets to arrive at diluted cash earnings per share.

            Productivity ratio (TEB)

            Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

            Net interest margin on total average assets (TEB)

            This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

            Operating leverage

            The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

            Return on equity

            Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders'
equity. The Bank calculates its return on equity using average common shareholders' equity.

            Economic equity and return on economic equity

            For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.

            Tangible common equity to risk-weighted assets

            Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common shareholders' equity plus non-controlling interest in subsidiaries, less goodwill and unamortized intangible assets. Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial
Institutions Canada (OSFI).

            <<
            Group Financial Performance and Financial Condition         June 1, 2010
            >>

            Financial results

            Net income

            Scotiabank's net income was a record $1,097 million in the second quarter, up $225 million or 26% from the same period a year ago and $109 million or 11% above the first quarter.
            Excluding the negative impact of foreign currency translation of $112 million, net income grew $337 million or 39% compared to the same period last year. Solid underlying net interest income from volume growth particularly in personal and commercial banking, increased wealth management revenues and strong trading income together with lower provisions for credit losses contributed to these strong results. There were also higher net gains on securities which were offset by reduced securitization revenues from the higher levels last year. Partly offsetting the overall results was the impact of a higher effective tax rate.
            The quarter-over-quarter increase in net income was due mainly to higher net gains on securities, increased trading revenues, a reduction in non-interest expenses, lower provisions for credit losses and the impact of a lower effective tax rate. These items were partially offset by lower net interest income, partly from the impact of the shorter quarter.
            Net income for the six months was $2,085 million, $371 million or 22%
higher than the same period last year, notwithstanding the negative impact of foreign currency translation of $240 million and the record $317 million of securitization revenue included in last year's results. The year-over-year increase reflected increased interest income, higher net gains on securities, strong trading and wealth management revenues, and lower provisions for credit losses. Offsetting these items were increased non-interest expenses, and the impact of a higher effective tax rate.

            Impact of foreign currency translation

            The table below reflects the impact of foreign currency translation on the quarter-over-quarter and year-over-year change in key income statement items. The impact of foreign currency translation was more significant when comparing this quarter to the same quarter last year due to the significant strengthening of the Canadian dollar year over year.

            <<
            ($ millions except                       For the three       For the six
             per share amounts)                       months ended      months ended
            -------------------------------------------------------------------------
                                             Q2 2010 vs.   Q2 2010 vs.   Q2 2010 vs.
                                                 Q1 2010       Q2 2009       Q2 2009
            -------------------------------------------------------------------------
            U.S./Canadian dollar
            exchange rate (average)
            April 30, 2010                      $  0.973      $  0.973      $  0.961
            January 31, 2010                    $  0.949
            April 30, 2009                                    $  0.804      $  0.810
            -------------------------------------------------------------------------
            % change                                   3%           21%           19%
            -------------------------------------------------------------------------
            Impact on income:
            Net interest income                 $    (28)     $   (172)     $   (322)
            Other income                             (22)         (108)         (252)
            Non-interest expenses                     15            98           178
            Other items (net of tax)                  14            70           156
                                               --------------------------------------
            Net income                          $    (21)     $   (112)     $   (240)
                                               --------------------------------------
            Earnings per share (diluted)           (0.02)        (0.11)        (0.23)
            -------------------------------------------------------------------------
            Impact by business line:
            Canadian Banking                          (1)           (8)          (14)
            International Banking                     (7)          (41)          (98)
            Scotia Capital                            (6)          (35)          (95)
            Other                                     (7)          (28)          (33)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Total revenue

            This quarter, total revenue (on a taxable equivalent basis) was $3,944 million, up $271 million or 7% from the same quarter last year. Excluding the negative impact of foreign currency translation of $280 million, total revenues grew by $551 million or 15%. The increase was attributable to solid underlying interest income, higher net gains on securities, growth in wealth management revenues and strong trading results due to improvements in equity markets. These items were partly offset by lower securitization income.
            Compared with last quarter, total revenue (on a taxable equivalent basis)
was down $37 million or 1%. Lower net interest income was partially offset by higher net gains on securities and trading and wealth management revenues.
            For the six months, total revenue (on a taxable equivalent basis) of
$7,925 million was $831 million or 12% higher than the same period last year, notwithstanding the negative foreign currency translation impact of $574 million. In addition to solid net interest income, the year-over-year increase was due primarily to higher net gain on securities, and strong trading and wealth management revenues due to improvements in equity markets. These items were partly offset by lower securitization revenues.

            Net interest income

            This quarter's net interest income (on a taxable equivalent basis) was
$2,129 million, down $35 million from the same quarter last year. Excluding the negative impact of foreign currency translation of $172 million, net interest income grew by $137 million. The underlying increase in net interest income was due mainly to asset growth and an improvement in the net interest margin. The latter was a result of the wider spreads in corporate loans, mortgages and personal lines of credit and lower average non-earning assets, partly offset by lower gains on changes in the fair value of financial instruments used for asset/liability management purposes and a decline in tax-exempt income.
            Net interest income (on a taxable equivalent basis) declined $93 million or 4% from the first quarter. The decrease was attributable mainly to a slight decline in the margin and the impact of three fewer days in the quarter.
            For the six months, net interest income (on a taxable equivalent basis)
rose to $4,351 million, up $151 million or 4% from the same period last year, notwithstanding the negative foreign currency translation impact of $322 million. The increase in net interest income was driven by an improved net interest margin in Canadian and International Banking, particularly in retail and higher positive fair value changes in financial instruments used for asset/liability management purposes.
            The Bank's net interest margin was 1.73% this quarter, up from 1.71% in the same quarter of last year, but down from 1.76% in the first quarter.
            Compared to the prior year, the improvement in the margin was due to a lower level of average non-earning assets and improved pricing on a variety of assets and deposit products in Canadian Banking, offset by lower gains from the change in fair value of financial instruments used for asset/liability management purposes and a decline in tax-exempt income.
            The quarter-over-quarter decrease was due mainly to the margin compression in the Caribbean, lower treasury spreads in International Banking, a decline in corporate loan spreads and higher volumes of lower-spread deposits with banks. Partially offsetting were wider spreads on personal lines of credit and credit cards in Canadian Banking.

            Other income

            Other income was $1,815 million this quarter, up 20% or $306 million from
$1,509 million in the same quarter last year, despite the negative impact of foreign currency translation of $108 million. The primary drivers of the increase were higher net gains on securities, from a combination of higher gains on sales of securities and lower writedowns, increased derivative trading and wealth management revenues and the impact of a positive change in the fair value of non-trading financial instruments. These items were partly offset by a decline in securitization income and a reduction in other trading revenues. In addition, the same quarter last year included a loss on the sale of a credit card portfolio in Mexico.
            Quarter over quarter, other income was up $56 million or 3%, due primarily to higher net gains on securities, increased trading revenues, higher credit and wealth management fees, partly offset by lower underwriting and transaction-based fees. Last quarter included a one-time gain on the sale of the pension administration business in Mexico and a loss on the Bank's investment in an affiliate in Venezuela, reflecting a significant devaluation in the Venezuelan Bolivar.
            For the six months, other income was $3,574 million, an increase of $680 million or 23% from the same period last year. Excluding the negative impact of foreign currency translation of $252 million, other income grew by $932 million or 32%. The results reflected higher net gains on securities, from a combination of gains on the sale of securities and lower writedowns, and strong derivative trading revenues, partly offset by a loss on the Bank's investment in an affiliate in Venezuela mentioned above. In addition, last year's results included derivative trading losses. The increase in other income was also driven by higher wealth management revenues as a result of growth in assets under administration, a one-time gain on the sale of the pension administration business in Mexico and a positive change in the fair value of non-trading financial instruments. These items were partly offset by lower securitization revenues.

            Provision for credit losses

            The provisions for credit losses was $338 million this quarter, a decrease of $151 million from the same period last year and $33 million from last quarter. This quarter's provisions was comprised of $357 million in specific provisions offset by $19 million reversal of the sectoral allowance.
The reversal of the sectoral allowance reflected improvements in the quality of the corporate automotive portfolio.
            Further discussion on credit risk is provided further below.

            Non-interest expenses and productivity

            Non-interest expenses were $1,967 million this quarter, $81 million or 4%
higher than the same period last year or $179 million or 9% excluding the favourable impact of foreign currency translation. Acquisitions accounted for
$13 million of the increase and the remainder was due mainly to growth in compensation-related expenses.
            Performance-based compensation was higher reflecting the increase in revenues, and stock-based compensation increased due in part to the appreciation of the Bank's share price and changes in compensation plans.
Partly offsetting these factors were reductions in premises, technology and professional expenses.
            Non-interest expenses were $42 million lower than the first quarter. This decrease was mainly attributable to lower stock-based compensation due primarily to plan changes that impacted the first quarter to a greater extent.
There were also decreases in technology and communication costs.
            Year to date, non-interest expenses were $80 million or 2% higher than the same period last year, despite the positive impact of foreign currency translation of $178 million. The increase was primarily in
compensation-related expenses, particularly stock-based compensation from a combination of plan changes and appreciation in share price. There was also higher performance-based compensation from strong trading and volume-related commissionable revenues. The majority of the other non-interest expense categories declined, in line with the Bank's focus on expense management.
            The productivity ratio, a measure of the Bank's efficiency, was 49.9%, an improvement from 51.4% in the same quarter last year and 50.5% last quarter.
The Bank's operating leverage this quarter was 3.1% year over year. On a year-to-date basis, operating leverage was 9.7%.

            Taxes

            The effective tax rate for this quarter was 28.3%, up from 26.1% in the same quarter last year but below the 33.6% in the first quarter. The increase from a year ago was due primarily to a decline in income in lower tax rate jurisdictions and proportionately lower tax-exempt dividend income. These items were partly offset by lower writedowns of future tax assets and a reduction in the statutory tax rate in Canada.
            Compared to the previous quarter, the decrease was due primarily to a reduction in losses in lower tax rate jurisdictions and a decline in writedowns of future tax assets.

            Risk management

            The Bank's risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2009 Annual Report.

            Credit risk

            Provisions for credit losses

            Provisions for credit losses were $338 million this quarter, compared to
$489 million in the same period last year and $371 million in the previous quarter.
            The total provisions for credit losses were $189 million in Canadian
Banking, compared to $188 million in the same period last year and $180 million in the previous quarter. On a year-over-year basis, higher retail provisions in the unsecured lending portfolios were offset by lower commercial provisions. The second quarter last year included a sectoral provision of $10 million. Compared to the previous quarter, retail provisions in the unsecured lending portfolios were moderately higher, while total commercial provisions were relatively unchanged.
            International Banking's provisions for credit losses were $173 million, compared to $115 million in the same period last year, and $177 million last quarter. The year-over-year increase was due mainly to provisions on a commercial account in the Caribbean, whereas the same quarter last year benefited from reversals in commercial provisions. On a year-over-year basis, retail provisions were unchanged. Compared to the previous quarter, retail provisions were moderately lower, while commercial provisions were unchanged.
            Scotia Capital recorded net recoveries of $24 million, compared to total provisions of $159 million in the same period last year and $14 million last quarter. Net recoveries this quarter include a $19 million reversal of the sectoral allowance specific to the automotive industry.
            The general allowance for credit losses was $1,450 million as at April
30, 2010, unchanged from last quarter. The sectoral allowance specific to the automotive industry was $24 million, down $19 million, reflecting a reversal of provisions no longer required.

            Impaired loans

            Total gross impaired loans were $5,322 million as at April 30, 2010, an increase of $1,190 million from the prior quarter. Of this increase, $1,422 million is attributable to the recent acquisition of R-G Premier Bank of
Puerto Rico. Excluding the acquisition, gross impaired loans declined by $232 million from last quarter.
            Total net impaired loans, after deducting the allowance for specific credit losses, were $2,475 million as at April 30, 2010, a decrease of $202 million from last quarter.
            Total net impaired loans in Canadian Banking were $611 million, down from
$667 million in the previous quarter, with the bulk of the reduction attributable to the retail portfolio.
            International Banking's total net impaired loans were $1,634 million, down from $1,669 million last quarter, as increases in retail impaired loans were more than offset by improvements in the commercial portfolio.
            In Scotia Capital, total net impaired loans were $230 million this quarter, compared to $341 million in the prior quarter, with the majority of the improvement attributable to the U.S. portfolio.

            Overview of loan portfolio

            A large portion of the Bank's loan portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower and geography. As at April 30, 2010, these loans amounted to $175 billion ($167 billion as at January 31, 2010) or 63% (62% as at January 31, 2010) of the
Bank's total loans outstanding (after specific allowances but before general allowances for credit losses). These residential mortgages and a high percentage of consumer loans are secured, with Canadian Banking's portfolio
92% secured and International Banking's portfolio 77% secured, in line with amounts at year end.
            The balance of the loan portfolio is comprised of commercial and corporate loans which are also well diversified by borrower, industry and geography.

            Sovereign credit risk

            As a result of the Bank's broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure. The Bank's exposure to certain European countries that have come under recent focus is negligible, with no sovereign risk exposure to Greece, Portugal or Italy.

            Other credit risks

            There has been stabilization in the automotive sector as reflected by the partial reversal of sectoral allowance. There are no significant changes in the Bank's automotive industry exposure and consumer auto-based securities since last quarter.

            Market risk

            Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the second quarter, the average one-day VaR was $13.4 million compared to $16.0 million for the same quarter last year. The decrease was primarily the result of lower interest rate risk.
            Compared to the previous quarter, the average one-day VaR decreased from
$14.6 million to $13.4 million due to decline in all risk factors.

            <<
                                                 Average for the three months ended
            -------------------------------------------------------------------------
            Risk factor                         April 30    January 31      April 30
            ($ millions)                            2010          2010          2009
            -------------------------------------------------------------------------
            Interest rate                       $   12.2      $   14.1      $   15.9
            Equities                                 6.5           7.3           4.0
            Foreign exchange                         1.5           2.6           2.2
            Commodities                              1.9           2.7           2.9
            Diversification effect                  (8.7)        (12.1)         (9.0)
            -------------------------------------------------------------------------
            All-Bank VaR                        $   13.4      $   14.6      $   16.0
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            There were two trading loss days in the second quarter, compared to eight days in the previous quarter. The losses were well within the range predicted by VaR.

            Liquidity risk

            The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at April 30, 2010 liquid assets were $167 billion or 32% of total assets ($146 billion or 29% of total assets as at October 31, 2009). The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 65% and 35%, respectively (October 31, 2009 - 69%
and 31% respectively).
            In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at April 30, 2010, total assets pledged or sold under repurchase agreements were $93 billion ($84 billion as at October 31, 2009). The quarter-over-quarter increase was largely due to an increase in assets pledged to secure an obligation relating to securities borrowed. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

            Balance sheet

            The Bank's total assets at April 30, 2010 were $526 billion, up $29 billion from October 31, 2009. Excluding the negative impact of foreign currency translation total assets were up $43 billion or 9%.
            Cash resources grew by $14 billion, primarily from higher interest bearing deposits with central banks.
            Total securities increased by $7 billion from October 31, 2009, notwithstanding a negative impact from foreign currency translation of $2 billion. Trading securities increased by $11 billion due mainly to higher holdings of equities and U.S. government debt. There was a decline of $5 billion in available-for-sale securities primarily in mortgage-backed securities and corporate bonds. Equity accounted investments increased by $777 million due mainly to an additional investment in Thanachart Bank to finance that entity's acquisition of Siam City Bank.
            As at April 30, 2010, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was
$796 million, a decrease of $232 million from last quarter. The change was due primarily to decreases in the values of mortgage-backed securities and
Canadian government debt, from changes in interest rates, partially offset by increases in the values of equity securities and corporate bonds, as a result of improvements in capital markets.
            The Bank's loan portfolio increased $7 billion from October 31, 2009, or
$12 billion or 5% excluding the negative impact of foreign currency translation. In retail lending, residential mortgages increased $12 billion, with growth of $9 billion in Canadian Banking and $3 billion in International.
The increase in International was due primarily to the recent acquisition of
R-G Premier Bank in Puerto Rico. Business and government loans decreased $3 billion from the negative impact of foreign currency translation of $4 billion.
            Securities purchased under resale agreements increased $4 billion. Other assets, primarily amounts due from brokers and counterparties, increased $3 billion. Derivative instrument assets decreased by $3 billion, which was similar to the decrease in derivative instrument liabilities.
            Total liabilities were $501 billion as at April 30, 2010, up $29 billion from October 31, 2009. Excluding the negative impact of foreign currency translation, total liabilities rose $42 billion or 9%.
            Total deposits increased by $21 billion, net of foreign currency translation of $11 billion. The growth was primarily in business and government deposits which grew by $17 billion, mainly in the U.S. Other deposits by Banks rose by $3 billion.
            Obligations related to securities sold short and obligations related to securities sold under repurchase agreements grew by $8 billion and $4 billion, respectively.
            Total shareholders' equity increased $780 million from October 31, 2009.
This was driven by internal capital generation of $980 million, the issuance of $386 million common shares through the Bank's Dividend Reinvestment and
Employee Share Purchase Plan and the exercise of options, and the issuance of
$265 million preferred shares. Partially offsetting the growth was an increase of $875 million in accumulated other comprehensive loss. The latter was due mainly to higher unrealized foreign exchange losses from the strengthening of the Canadian dollar.

            Capital management

            Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), to ensure that the Bank's capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank's ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures.
The Bank's capital management practices were unchanged from those outlined on pages 38 to 42 of the 2009 Annual Report.

            Capital ratios

            The Bank continues to maintain a strong capital position. The Tier 1 and
Total capital ratios as at April 30, 2010, were 11.2% and 13.3%, respectively, compared to 11.2% and 13.5% at January 31, 2010. The positive contribution of internally generated capital, share issuances through the dividend reinvestment and employee stock option plans and the issuance of $265 million of preferred shares this quarter, offset the impact of the additional investment in Thanachart Bank and the purchase of R-G Premier Bank in Puerto
Rico. The tangible common equity (TCE) ratio at April 30, 2010 was unchanged at 8.8%.

            Common dividend

            The Board of Directors, at its meeting on May 31, 2010, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of July 6, 2010, and is payable July 28,
2010.

            Financial instruments

            Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above. The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2009 Annual
Report.
            Management's judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models.
Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
            Total derivative notional amounts were $1,937 billion as at April 30,
2010, compared to $1,540 billion as at October 31, 2009, largely due to an increase in interest rate contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements, was $18.4 billion, compared to $18.5 billion at year end.

            Selected credit instruments

            A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 47 to 50 of the Bank's 2009 Annual Report. The disclosure provided a detailed discussion on the nature and extent of the Bank's exposures.
            There have been no significant changes to the Bank's exposure to mortgage-backed securities, asset-backed commercial paper, structured investment vehicles, Alt-A loans and securities, highly leveraged loans awaiting syndication, and auction-rate securities, since January 31, 2010 and
October 31, 2009.

            Collateralized debt obligations and collateralized loan obligations

            Non-trading portfolio

            As at April 30, 2010, the carrying value of cash-based CDOs/CLOs reported as loans on the Consolidated Balance Sheet was $959 million (January 31, 2010
- $1,031 million; October 31, 2009 - $1,059 million). The fair value was $656 million (January 31, 2010 - $716 million; October 31, 2009 - $688 million).
None of these cash-based CDOs/CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs/CLOs has not changed significantly since January 31, 2010 and October 31, 2009.
            The Bank's remaining exposure to synthetic CDOs/CLOs was $295 million as at April 30, 2010 (January 31, 2010 - $339 million; October 31, 2009 - $323 million). During the quarter, the Bank recorded a pre-tax gain of $30 million in net income for changes in fair value of synthetic CDOs/CLOs (first quarter of 2010 - pre-tax gain of $45 million; second quarter of 2009 - pre-tax gain of $5 million). The improvement in fair value of the synthetic CDOs/CLOs was mainly driven by the tightening of credit spreads. The overall risk profile of synthetic CDOs/CLOs has not changed significantly since January 31, 2010 and
October 31, 2009.

            Trading portfolio

            The Bank holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. The portfolio remains substantially hedged through the purchase or sale of CDOs to other financial institutions.
            The risk profile of the Bank's CDOs has not changed significantly from
January 31, 2010 and October 31, 2009.

            Exposure to monoline insurers

            The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.0 billion (January 31, 2010 - $1.2 billion;
October 31, 2009 - $1.3 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. Of this exposure, $0.7 billion (January
31, 2010 and October 31, 2009 - $0.7 billion) relates to guarantees by the monolines on diversified asset-backed securities held by the Bank's U.S.
multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). The two monoline insurers were rated non-investment grade by the external rating agencies.

            Off-balance sheet arrangements

            In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank's results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
            For a complete discussion of these types of arrangements, please refer to pages 43 to 46 of the Bank's 2009 Annual Report.

            Multi-seller conduits sponsored by the Bank

            The Bank sponsors three multi-seller conduits, two of which are
Canadian-based and one in the United States.

            Canada

            The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $1.4 billion as at April 30, 2010 (January 31, 2010 - $1.5 billion; October 31, 2009 - $1.8 billion). As at April 30, 2010, total commercial paper outstanding for the
Canadian-based conduits administered by the Bank was $1.2 billion (January 31,
2010 - $1.2 billion; October 31, 2009 - $1.6 billion), and the Bank held less than two per cent of the total commercial paper issued by these conduits.
Funded assets purchased and held by the Bank's two Canadian multi-sellers as at April 30, 2010, as reflected at original cost, were $1.2 billion (January
31, 2010 - $1.2 billion; October 31, 2009 - $1.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2009.

            United States

            The Bank's primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $7.0 billion as at April 30, 2010 (January 31, 2010 - $7.6 billion; October 31, 2009 - $7.5 billion). As at April 30, 2010, total commercial paper outstanding for the U.S.-based conduit administered by the
Bank was $3.1 billion (January 31, 2010 - $3.5 billion; October 31, 2009 -
$4.2 billion), and the Bank did not hold any commercial paper issued by this conduit. Funded assets purchased and held by the Bank's U.S. multi-seller conduit as at April 30, 2010 were $3.1 billion (January 31, 2010 - $3.5 billion; October 31, 2009 - $4.0 billion). The fair value of these assets as at April 30, 2010 was $2.7 billion (January 31, 2010 - $3.2 billion; October
31, 2009 - $3.6 billion). There has been no significant change in the composition of this conduit since October 31, 2009.
            The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers both of which are rated non-investment grade by the external rating agencies.

            Other off-balance sheet arrangements

            The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since last quarter or the year-end.
            The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost effective means to fund the growth in this portfolio. A further $0.6 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $15.9 billion as at April 30, 2010, compared to $17.5 billion as at October 31, 2009.
            Guarantees and other indirect commitments decreased 2% from October 31,
2009. Fees from guarantees and loan commitment arrangements recorded in other income were $103 million in the three-month period ended April 30, 2010, compared to $107 million in the previous quarter ($105 million in the fourth quarter of 2009).

            Accounting Policies and Controls

            Accounting policies and estimates

            The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2009 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2009 Annual Report.

            Future accounting changes

            Transition to International Financial Reporting Standards (IFRS)

            Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011 (adoption date), and will include the preparation and reporting of one year of comparative figures, including an opening balance sheet as at November 1, 2010
(transition date).
            In order to prepare for the transition to IFRS, the Bank has implemented a project governance structure and has developed an implementation plan which consists of three phases: (i) planning and governance; (ii) review and detailed assessment; and (iii) design, development and implementation. The
Bank is currently in the latter stages of the second phase and has started the third phase for certain key areas.
            Page 82 of the Bank's 2009 Annual Report contains a discussion of the
Bank's IFRS implementation plan and the aspects of IFRS that have the potential to most significantly impact the Bank.

            Key elements of the Bank's IFRS changeover plan

            The following provides an update of the key elements identified in the
Bank's implementation plan.

            Financial statement presentation

            The Bank has completed detailed assessments of the accounting differences related to IFRS standards that are applicable to the Bank. Furthermore, the
Bank continues to analyze the impacts of first-time adoption and future accounting policy choices under IFRS and has made significant progress in this regard; however, final decisions regarding these choices have not been made at this time. Key decisions will likely be finalized by the end of the year.
            The Bank has appropriately engaged its external and internal auditors in the IFRS conversion project. Timely review and concurrence from the Bank's auditors is critical to the Bank's overall implementation success.

            Training and communication

            A training program has been implemented for key stakeholders. To date, training has been focused on raising awareness across the Bank and providing in-depth training to finance, key support areas, and IFRS governance members
(including the Board of Directors and senior management) to equip them with the necessary knowledge to assess the impact of IFRS on the Bank. From a broader perspective, training has also been provided to the Bank's credit and banking personnel, as they will be reviewing customer financial information prepared on a different basis of accounting.
            The Bank's internal global learning group is currently conducting a comprehensive learning needs assessment for all stakeholders impacted by IFRS.
Training will be focused and tailored to meet the varying requirements for all stakeholders.
            Training and communication will continue as a priority during the remainder of the transition period.

            Information technology systems

            Based on analysis of current IFRS, the Bank has not identified the need for any significant modifications to its information technology systems. As the Bank continues to analyze and complete its in-depth business and process assessment work, this view may change. The Bank is focused on developing processes and controls relating to the dual-reporting period in fiscal 2011.

            Business and process activities

            The Bank's analysis of differences between Canadian GAAP and IFRS includes identification of business and process activities that will be impacted outside of financial reporting, such as contractual arrangements and client covenants. The Bank is also assessing the impact to its performance measurement processes, including planning and budgeting.

            Control environment

            The identification and assessment of internal control over financial reporting (ICFR) is embedded in our existing change management processes. The
Bank has not identified any significant changes in ICFR to date. ICFR will be appropriately addressed as processes and system changes are made. The ICFR related to the reporting of IFRS financial statements and notes, including comparative year information as well as on-going financial reporting, are a key area of focus as process and system assessments are finalized.
            The Bank's implementation plan also considers the impact of IFRS on its disclosure controls and procedures and no significant changes have been identified to date.

            IFRS Accounting Standards

            IFRS are premised on a conceptual framework similar to Canadian GAAP, although significant differences exist in certain matters of recognition, measurement and disclosure. The Bank has determined a number of key differences that have the potential to significantly affect the financial statements, operations or capital of the Bank. Net adjustments to the Bank's opening balance sheet resulting from differences between Canadian GAAP and
IFRS will be recorded against retained earnings on transition.

            Derecognition

            Canadian GAAP uses a control-based model to assess derecognition while
IFRS primarily focuses on whether risks and rewards have been substantively transferred. These differences in criteria will likely result in an increase in total assets and liabilities on the Bank's consolidated balance sheet, particularly in respect of residential mortgages securitized through the
Canadian Government's Canada Mortgage Bond (CMB) program.

            Consolidation

            Canadian GAAP determines consolidation based on the variable interest entity ("VIE") and voting control models while IFRS is based on control. Under
IFRS, control can either be based on majority voting or de facto control, which could result in different consolidation conclusions. As a result, certain VIE's may be consolidated under IFRS that were not consolidated under
Canadian GAAP. The Bank has not finalized its consolidation analysis.

            Business combinations

            The business combinations model under IFRS represents a fair value model of accounting which can result in a significant change in accounting compared to current Canadian GAAP. The fair value model includes carrying contingent consideration and non-controlling interest at fair value. Furthermore, IFRS is more restrictive on the capitalization of acquisition costs. Separate from the
Bank's transition decision on past acquisitions, the impact from this change will be related to acquisitions made subsequent to transition date.

            Financial instruments and hedging

            For classification and measurement of financial instruments, there is significant alignment between Canadian GAAP and IFRS. In addition, for the
Bank, the impact of IFRS on hedge accounting is not expected to be significant.

            First-time adoption of IFRS

            The Bank's adoption of IFRS will require the application of IFRS 1,
First-Time Adoption of International Financial Reporting Standards ("IFRS 1"),
which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity retrospectively apply all IFRS effective at the end of its first IFRS annual reporting period. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions from this general requirement of retrospective application. The Bank has not finalized these transition decisions.
            The following are the more significant optional exemptions available under IFRS 1 which the Bank is currently considering. This is not an exhaustive list and does not encompass all exemptions which the Bank is analyzing.

            Business combinations

            Entities can elect to not retrospectively restate any of the business combinations that occurred prior to the transition date.

            Employee benefits

            Entities can elect to recognize all cumulative unamortized actuarial gains and losses for employee defined benefit plans at transition date instead of retrospective restatement, with an offsetting adjustment against opening retained earnings.
            Based on the Bank's latest actuarial valuation, this accounting election for employee benefits would negatively impact opening retained earnings.

            Cumulative translation differences

            IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, instead of recalculating from inception.
            This results in the reclassification of amounts in accumulated other comprehensive income to retained earnings on transition.

            Accounting and regulatory developments

            As interpretations of current accounting standards continue to change, the Bank will continue to adjust its implementation plan accordingly. The Bank actively monitors developments in standards from the International Accounting
Standards Board (IASB) and the Canadian AcSB, as well as regulatory requirements from the Canadian Securities Administrator and OSFI.
            In March 2010, OSFI issued the Advisory on Conversion to IFRS for
Federally Regulated Entities. OSFI has allowed banks the option to phase in the impact of conversion to IFRS on retained earnings for regulatory capital purposes over five quarters. OSFI has also made a concession on the calculation of the asset-to-capital multiple with respect to certain securitized insured mortgages that will likely come back on balance sheet. The government insured mortgages securitized through the CMB program up until
March 31, 2010 will be grandfathered and therefore, would not impact the capital leverage ratio. OSFI has also communicated that early adoption of IFRS standards will generally not be permitted.
            The impact of IFRS on the Bank's consolidated financial results at the time of transition is dependent upon prevailing business circumstances, market factors and economic conditions at that time, as well as the accounting elections that have not yet been made. As a result, the transition impact is not reasonably determinable at this time.

            Changes in internal control over financial reporting

            There have been no changes in the Bank's internal controls over financial reporting during the quarter ended April 30, 2010, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

            Related party transactions

            There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 82 and 136 of the 2009 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

            Outlook

            The global recovery continues to gain momentum, although the pace of activity varies considerably among countries. Asia and the Americas (excluding the U.S.) remain the pacesetters, led by China, India and South East Asia, with Brazil, Peru and Mexico leading in Latin America. Growth in the U.S. and
Canada has accelerated in response to low interest rates, powerful fiscal stimulus and a revival in domestic spending. In contrast, the revival has been slower in Japan and Europe, but the Bank's exposures in these countries are not significant.
            Looking ahead into 2011, growth will likely moderate as many governments focus on reducing fiscal deficits and interest rates begin to rise above their recession lows. Nevertheless, emerging markets, such as those in which the
Bank actively operates will lead global growth, although trends in the
Caribbean and Central America will be constrained by U.S. and European performance. In addition, among the developed nations, Canada will continue to lead growth, due to its relatively better domestic fiscal and financial fundamentals and the prospect of continued buoyancy in global commodity markets.
            With the solid results achieved during the first half of the year, and the macro economic growth projected for the markets we have chosen to operate in - Canada, Latin America, Caribbean, Central America and Asia - the Bank is
well-positioned to meet its established objectives for 2010.

            Business Segment Review

            Canadian Banking

            <<
                                                                      For the six
                                    For the three months ended       months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(1)              2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Business
             segment income

            Net interest income $  1,287   $  1,298   $  1,147   $  2,585   $  2,293
            Provision for
             credit losses           189        180        188        369        343
            Other income             664        623        524      1,287      1,080
            Non-interest expenses    954        962        899      1,916      1,833
            Provision for
             income taxes            224        218        174        442        349
            Non-controlling
             interest in net
             income of
             subsidiaries              -          1          -          1          -
            -------------------------------------------------------------------------
            Net income          $    584   $    560   $    410   $  1,144   $    848
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Other measures

            Return on economic
             equity(1)              27.9%      25.4%      19.7%      26.6%      22.5%
            Average assets
             ($ billions)       $    201   $    199   $    191   $    200   $    190
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.
            >>

            Q2 2010 vs Q2 2009

            Canadian Banking reported record net income of $584 million this quarter, an increase of $174 million or 42% from the same quarter last year. Return on economic equity improved to 27.9% from 19.7% last year.
            Average assets before securitization grew $10 billion or 5% from the same quarter last year. The increase was due primarily to growth of $9 billion or
7% in residential mortgages and $3 billion or 15% in personal lines of credit, partly offset by a modest reduction in commercial lending assets. Average deposits grew $21 billion, an increase of 15%. This included $10 billion of broker-sourced deposits transferred from Group Treasury last quarter. In addition, strong growth was recorded in non-personal current accounts and registered personal high interest savings accounts.
            Total revenues increased a substantial $280 million or 17% from the same period last year, with significant growth in both net interest income and other income, particularly wealth management.
            Net interest income of $1,287 million was up $140 million or 12% from the second quarter of last year, reflecting strong asset and deposit volume growth and a 17 basis point improvement in the interest profit margin. Volume growth reflected continuing market demand due to record low interest rates in the current environment, as well as new and innovative products and services introduced in the last year. The margin increase was due to both improved pricing on a variety of asset and deposit products, and lower wholesale funding interest rates. In addition, the margin benefited from easing liquidity costs.
            Other income increased $140 million or 27% from the same quarter last year reflecting growth in each of wealth management, commercial and retail banking. Wealth management revenues grew in most business units, driven by new sales and improved market conditions. There were also higher gains on securities and higher credit fees.
            The provisions for credit losses were $189 million, relatively unchanged from the same quarter last year. On a year-over-year basis, higher retail provisions in the non-secured lending portfolios, were largely offset by lower commercial provisions. The same quarter last year included a sectoral allowance relating to the automotive sector.
            Non-interest expenses rose 6% from the same quarter last year due to higher performance and stock-based compensation, spending on growth initiatives and volume-related expenses including broker commissions.
Partially offsetting these increases were lower bank card fraud losses.
Overall expenses continue to be well managed and the segment reported strong positive operating leverage.

            Q2 2010 vs Q1 2010

            Quarter over quarter, net income grew by $24 million or 4%. Return on economic equity was 27.9% versus 25.4% last quarter.
            Average assets before securitization rose $2 billion or 1% led by continued growth in retail mortgages and personal lines of credit. Deposits decreased $0.5 billion, primarily in non-personal term deposits and current accounts as businesses re-invest in their operations given the improved economy. Partially offsetting were higher personal deposits from RRSP contributions.
            Total revenue rose $30 million or 2% quarter over quarter, from higher other income, partially offset by lower net interest income.
            Net interest income decreased by 1%, primarily from three fewer days in the quarter. Partially offsetting was continued asset growth and higher spreads on personal lines of credit and credit cards.
            Other income was up $41 million or 7% quarter over quarter, primarily from higher securities gains and increase in earnings from associated corporations, in addition Commercial Banking reported higher credit fees.
            The provisions for credit losses of $189 million was up $9 million from the previous quarter. The increase was mainly due to higher retail provisions in the non-secured portfolios, while total commercial provisions were relatively unchanged.
            Non-interest expenses were 1% below last quarter mainly due to three less days in the quarter. Partially offsetting were seasonally higher pension and benefits costs, and initiative spending.

            International Banking

            <<
                                                                      For the six
                                    For the three months ended       months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(1)              2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Business segment
             income

            Net interest income $    822   $    940   $    959   $  1,762   $  1,906
            Provision for
             credit losses           173        177        115        350        231
            Other income             447        434        349        881        820
            Non-interest expenses    681        706        729      1,387      1,501
            Provision for
             income taxes            100        172        102        272        216
            Non-controlling
             interest in net
             income of
             subsidiaries             27         25         30         52         58
            -------------------------------------------------------------------------
            Net income          $    288   $    294   $    332   $    582   $    720
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Other measures

            Return on economic
             equity(1)              11.3%      11.5%      12.7%      11.4%      14.8%
            Average assets
             ($ billions)       $     82   $     83   $     95   $     83   $     95
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.
            >>

            Q2 2010 vs Q2 2009

            International Banking's net income in the second quarter was $288 million, a decrease of $44 million or 13% from last year, but only $3 million excluding the negative impact of a stronger Canadian dollar. Return on economic equity was 11.3% versus 12.7% last year.
            Average assets were $82 billion this quarter, a decrease of $13 billion from the same period last year, due mainly to the adverse impact of foreign currency translation. Underlying growth of 6% in commercial loans in the
Pacific was more than offset by declines in the other regions and retail growth was limited. Low-cost deposits grew 14%, adjusted for foreign currency translation, mainly in the Caribbean and Mexico.
            Total revenue was $1,269 million in the second quarter, a decrease of $39 million or 3%, however, excluding foreign currency translation, revenue grew
10%.
            Net interest income was $822 million this quarter, down $137 million or
14% from last year, or $19 million excluding the impact of foreign currency translation. Higher margins in Peru and lower funding costs in Mexico and
Chile were more than offset by unfavourable fair value changes in financial instruments used for asset/liability management purposes.
            Other income was $447 million, up $98 million or 28% from last year. The negative impact of foreign currency translation and lower foreign exchange revenues in Latin America was more than offset by higher securities gains, including $36 million gain on Siam City Bank shares, increased transaction-driven revenues and favourable fair value changes in non-trading financial instruments. In addition, the same quarter last year included a loss on the sale of a portion of a credit card portfolio in Mexico.
            The provisions for credit losses were $173 million, compared to $115 million a year ago. The increase was due mainly to provisions on a commercial account in the Caribbean, whereas reversals in commercial provisions were recorded last year. Retail provisions were unchanged.
            Non-interest expenses at $681 million were down $48 million, but up $27 million excluding the positive impact of foreign currency translation. The growth was primarily in compensation costs, professional fees related to acquisitions and business taxes.
            The effective tax rate this quarter was 24% compared to 22% last year.
Higher effective rates in Peru and the Pacific region and lower income in low tax jurisdictions, were mostly offset by lower effective rates in Mexico and
Chile.

            Q2 2010 vs Q1 2010

            Net income of $288 million declined $6 million quarter over quarter due to foreign currency translation. Return on economic equity was 11.3% compared to 11.5% last quarter.
            Average assets were in line with last quarter, with no significant impact from foreign currency translation. Modest increases in retail loans and strong growth in commercial lending and securities in the Pacific and Peru, were mostly offset by reductions in commercial loans in Chile. Low-cost deposits grew 3% after adjusting for foreign currency translation.
            Total revenue was down 8% or $105 million quarter over quarter, including adverse foreign exchange of $27 million.
            Net interest income at $822 million decreased $118 million quarter over quarter, due to the impact of foreign currency translation, margin compression in the Caribbean, lower treasury results in Mexico and Chile and reduced contributions from associated corporations. There were also unfavourable fair value changes in financial instruments used for asset/liability management.
            At $447 million, other income increased $13 million from last quarter.
There were higher net gains on the sale of securities and an increase in insurance revenues in the Caribbean, as well last quarter included a $32 million devaluation loss on the Bank's investment in a Venezuelan affiliate.
Partially offsetting was the negative impact of foreign currency translation, adverse fair value changes in non-trading financial instruments and lower foreign exchange revenues in Latin America.
            The provisions for credit losses were $173 million, compared to $177 million last quarter. Retail provisions were modestly lower, while commercial provisions were unchanged.
            Non-interest expenses of $681 million decreased $25 million or 4% from last quarter, primarily from lower professional expenses, the seasonality of certain expenses, and the positive impact of foreign currency translation.
Last quarter included a release of legal provisions in Peru and lower business taxes.
            The effective tax rate this quarter was 24% compared to 35% last quarter, reflecting a return to more typical levels, as last quarter was impacted by the non-deductibility of the devaluation loss on the Venezuelan affiliate and a correction of a tax expense.

            Scotia Capital

            <<
                                                                      For the six
                                    For the three months ended       months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(1)              2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Business segment
             income

            Net interest income $    275   $    304   $    345   $    579   $    683
            Provision for
             credit losses           (24)        14        159        (10)       169
            Other income             583        596        502      1,179        868
            Non-interest
             expenses                299        307        231        606        522
            Provision for
             income taxes            192        198        129        390        232
            -------------------------------------------------------------------------
            Net income          $    391   $    381   $    328   $    772   $    628
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Other measures

            Return on
             economic equity(1)     22.2%      18.5%      18.3%      20.2%      20.1%
            Average assets(2)
             ($ billions)       $    156   $    160   $    190   $    158   $    192
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.
            (2) Amounts for April 30, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
                2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
                Financial Statements in the 2009 Annual Report for further details).
            >>

            Q2 2010 vs Q2 2009

            Net income for the quarter at $391 million was up $63 million or 19% year over year. Return on economic equity improved to 22.2%.
            Average assets decreased $34 billion or 18% from the same period last year. There was a $23 billion or 44% decrease in corporate loans and acceptances across all lending businesses. Average derivative instrument assets declined $17 billion, with a corresponding decrease in average derivative instrument liabilities. These decreases were partially offset by modest increases in average trading securities and other assets to support both client-driven activities and trading opportunities.
            Total revenue at $858 million increased $11 million or 1%, driven primarily by growth of 25% in Global Capital Markets which reported a strong quarter for its institutional equity business. Derivatives revenues were also up substantially, although these were partly offset by reduced revenues in other trading businesses compared to the high levels in the prior year. Net interest income in Global Corporate and Investment Banking was down due to the decrease in lending volumes.
            Interest income decreased $70 million or 20% as wider corporate lending spreads and higher loan origination fees were more than offset by a substantial decrease in corporate loan volumes.
            Scotia Capital had net recoveries of $24 million in the second quarter, primarily from a partial reversal of the sectoral allowance. This compared to net provisions for credit losses of $159 million in the second quarter of last year. Last year's provisions for credit losses included a $50 million sectoral allowance related to the automotive industry sector, in addition to provisions in the U.S.
            Other income increased $81 million or 16%, largely driven by the strong trading revenues in Global Capital Markets. All businesses contributed solid results although revenues from fixed income, foreign exchange and precious metals did not reach the high levels achieved a year ago. Other income decreased 8% in Global Corporate and Investment Banking as modest growth in investment banking revenues was more than offset by lower fee revenues.
            Total non-interest expenses were $299 million in the second quarter, 29%
higher than last year, primarily from increases in performance related compensation in line with revenue growth. There were also higher salaries, pension and benefit costs and computer expenses.
            Higher income taxes reflect a greater proportion of income earned in higher tax rate jurisdictions than in the prior year.

            Q2 2010 vs Q1 2010

            Net income increased $10 million or 3% from last quarter. Return on economic equity was 22.2% versus 18.5% last quarter.
            Total assets decreased $4 billion due primarily to a reduction in corporate loans and acceptances across all lending businesses.
            Total revenue at $858 million was down $42 million or 5% from last quarter's strong results. Revenues in Global Corporate and Investment Banking were negatively impacted by lower lending volumes, spreads and investment banking revenues. Revenues in Global Capital Markets benefited from strong results in the institutional equity business, and were in line with last quarter's strong results.
            Interest income decreased $29 million, reflecting lower interest from trading operations and lower corporate loan volumes, partly offset by higher loan origination fees.
            A net recovery of $24 million was recorded this quarter compared to provisions for credit losses of $14 million in the previous quarter. The current quarter recovery included a partial reversal of the auto sectoral allowance. Last quarter provisions were primarily attributable to one account in Canada.
            Other income was down slightly from the previous quarter. Modest growth in Global Capital Markets was driven by increases in the institutional equity, fixed income and foreign exchange businesses, partly offset by lower revenues from the derivatives and precious metals businesses. Other income was down in
Global Corporate and Investment Banking due to reduced investment banking revenues, lower positive fair value changes to non-trading financial instruments and a decrease in credit fees.
            Total non-interest expenses were $299 million, 3% lower than last quarter. The decrease was primarily from lower performance-based compensation, although salaries and pension and benefits costs also decreased.

            Other(1)
            <<
                                                                      For the six
                                    For the three months ended       months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(2)              2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Business segment
             income

            Net interest
             income(3)          $   (326)  $   (395)  $   (364)  $   (721)  $   (829)
            Provision for
             credit losses             -          -         27          -         27
            Other income             121        106        134        227        126
            Non-interest
             expenses                 33         34         27         67         40
            Provision for
             income taxes(3)         (72)       (76)       (86)      (148)      (288)
            -------------------------------------------------------------------------
            Net income
             (loss)(4)          $   (166)  $   (247)  $   (198)  $   (413)  $   (482)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Other measures

            Average assets
             ($ billions)       $     66   $     59   $     44   $     62   $     48
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
            (2) Refer above for a discussion of non-GAAP measures.
            (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2010 ($71), January 31, 2010 ($75), and April
                30, 2009 ($77), and for the six months ended April 30, 2010 ($146), and April 30, 2009 ($147) to arrive at the amounts reported in the
                Consolidated Statement of Income.
            (4) As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury, the net loss for the three months ended April 30, 2010, decreased by $34 million (January 31,
                2010 - $37 million). For the six months ended April 30, 2010, the net loss decreased by $71 million.
            >>

            Q2 2010 vs Q2 2009

            The Other segment had a net loss of $166 million in the second quarter, compared to a loss of $198 million last year.
            Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $71 million in the second quarter, compared to $77 million in the same period last year.
            Total revenue this quarter was negative $205 million, an improvement of
$25 million from the prior year.
            Net interest income was negative $326 million this quarter as compared to negative $364 million in the same quarter last year. The year-over-year improvement was due primarily from the transfer of broker sourced deposits from the Other business segment to Canadian Banking in the first quarter of
2010.
            Other income was $121 million in the second quarter, $13 million lower than last year. This decrease was mainly attributable to lower securitization revenues, which were at peak levels last year. This was mostly offset by a lower level of writedowns and higher gains on available-for-sale securities.
            Provisions for credit losses were nil in the second quarter. The prior year included a $27 million increase in the general allowance.
            Non-interest expenses were $33 million this quarter, an increase of $6 million from last year.
            The provision for income taxes was a credit of $72 million this quarter, a decline of $14 million from the prior year.

            Q2 2010 vs Q1 2010

            There was a net loss of $166 million in the second quarter as compared to a loss of $247 million in the prior quarter.
            The elimination of tax exempt income gross-up was $71 million in the second quarter, compared to $75 million last quarter.
            Total revenue this quarter was negative $205 million, an improvement of
$84 million from last quarter.
            Net interest income was negative $326 million in the second quarter, an improvement of $69 million from last quarter, mainly due to the change in the fair value of financial instruments used for asset/liability management purposes, fewer days in the quarter, and the positive impact of lower term funding costs compared to slightly higher short-term wholesale rates used for transfer pricing with the business segments.
            Other income was $121 million in the second quarter, $15 million above last quarter. This increase was due mainly to higher gains on the sales of securities and lower writedowns.
            Non-interest expenses were $33 million this quarter, $1 million lower than last quarter.
            The provision for income taxes was a credit of $72 million this quarter, a decline of $4 million from the prior quarter.

            Total

            <<
                                                                      For the six
                                    For the three months ended       months ended
            -------------------------------------------------------------------------
            (Unaudited)         April 30 January 31   April 30   April 30   April 30
            ($ millions)            2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Business segment
             income

            Net interest income $  2,058   $  2,147   $  2,087   $  4,205   $  4,053
            Provision for
             credit losses           338        371        489        709        770
            Other income           1,815      1,759      1,509      3,574      2,894
            Non-interest expenses  1,967      2,009      1,886      3,976      3,896
            Provision for
             income taxes            444        512        319        956        509
            Non-controlling
             interest in net
             income of
             subsidiaries             27         26         30         53         58
            -------------------------------------------------------------------------
            Net income          $  1,097   $    988   $    872    $ 2,085   $  1,714
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Other measures

            Return on
             equity(1)(2)           19.9%      17.4%      16.8%      18.7%      16.6%
            Average assets(2)
             ($ billions)       $    505   $    501   $    520    $   503   $    525
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.
            (2) Amounts for April 30, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
                2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
                Financial Statements in the 2009 Annual Report for further details).

            Geographic Highlights

                                                                      For the six
                                    For the three months ended       months ended
            -------------------------------------------------------------------------
            (Unaudited)         April 30 January 31   April 30   April 30   April 30
            ($ millions)            2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Geographic segment
             income

            Canada              $    709   $    676   $    395   $  1,385   $    756
            United States            137        131         55        268         78
            Mexico                    64         69         41        133         98
            Other international      347        308        455        655      1,014
            Corporate
             adjustments            (160)      (196)       (74)      (356)      (232)
            -------------------------------------------------------------------------
            Net income          $  1,097   $    988   $    872   $  2,085   $  1,714
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average assets ($ billions)

            Canada              $    330   $    332   $    338   $    331   $    334
            United States             52         48         43         50         47
            Mexico                    18         18         20         18         20
            Other international       98         97        114         97        116
            Corporate
             adjustments               7          6          5          7          8
            -------------------------------------------------------------------------
                                $    505   $    501   $    520   $    503   $    525
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Quarterly Financial Highlights

                                              For the three months ended
            -------------------------------------------------------------------------
                               April 30  Jan. 31  Oct. 31  July 31 April 30  Jan. 31
                                   2010     2010     2009     2009     2009     2009
            -------------------------------------------------------------------------
            Total revenue
             ($ millions)       $ 3,873  $ 3,906  $ 3,735  $ 3,775  $ 3,596  $ 3,351
            Total revenue
             (TEB(1))
             ($ millions)         3,944    3,981    3,808    3,843    3,673    3,421
            Net income
             ($ millions)         1,097      988      902      931      872      842
            Basic earnings
             per share($)          1.02     0.92     0.84     0.87     0.81     0.80
            Diluted earnings
             per share($)          1.02     0.91     0.83     0.87     0.81     0.80
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.

                           For the three months ended
            ------------------------------------------------------
                                Oct. 31  July 31
                                   2008     2008
            ------------------------------------------------------
            Total revenue
             ($ millions)       $ 2,491  $ 3,374
            Total revenue
             (TEB(1))
             ($ millions)         2,586    3,477
            Net income
             ($ millions)           315    1,010
            Basic earnings
             per share($)          0.28     0.99
            Diluted earnings
             per share($)          0.28     0.98
            ------------------------------------------------------
            ------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.

            Share Data
                                                                         As at
            -------------------------------------------------------------------------
                                                                      April 30
            (thousands of shares outstanding)                             2010
            -------------------------------------------------------------------------
            Common shares                                            1,034,071(1)
            -------------------------------------------------------------------------
            Preferred shares Series 12                                  12,000(2)
            Preferred shares Series 13                                  12,000(3)
            Preferred shares Series 14                                  13,800(4)
            Preferred shares Series 15                                  13,800(5)
            Preferred shares Series 16                                  13,800(6)
            Preferred shares Series 17                                   9,200(7)
            Preferred shares Series 18                                  13,800(8)(9)
            Preferred shares Series 20                                  14,000(8)(10)
            Preferred shares Series 22                                  12,000(8)(11)
            Preferred shares Series 24                                  10,000(8)(12)
            Preferred shares Series 26                                  13,000(8)(13)
            Preferred shares Series 28                                  11,000(8)(14)
            Preferred shares Series 30                                  10,600(8)(15)
            -------------------------------------------------------------------------
            Series 2000-1 trust securities
             issued by BNS Capital Trust                                   500(16)
            Series 2002-1 trust securities
             issued by Scotiabank Capital Trust                            750(17)
            Series 2003-1 trust securities
             issued by Scotiabank Capital Trust                            750(17)
            Series 2006-1 trust securities
             issued by Scotiabank Capital Trust                            750(17)
            Series 2009-1 trust securities
             issued by Scotiabank Tier 1 Trust                             650(17)
            -------------------------------------------------------------------------
            Scotiabank Trust Subordinated Notes -
             Series A issued by Scotiabank Subordinated Notes Trust      1,000(17)
            -------------------------------------------------------------------------
            Outstanding options granted under
             the Stock Option Plans to purchase common shares           23,941(1)(18)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1)  As at May 21, 2010, the number of outstanding common shares and options were 1,034,134 and 23,878, respectively. The number of other securities disclosed in this table were unchanged.
            (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
            (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
            (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
            (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.
            (8)  These preferred shares have conversion features.
            (9)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by
                 $25.00.
            (10) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by
                 $25.00.
            (11) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by
                 $25.00.
            (12) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by
                 $25.00.
            (13) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by
                 $25.00.
            (14) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by
                 $25.00.
            (15) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared, will be payable on July 28, 2010 in an amount of $0.2822 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2015, will be payable in an amount of $0.240625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
            (16) Reported in capital instrument liabilities on the Consolidated
                 Balance Sheet.
            (17) Reported in deposits on the Consolidated Balance Sheet.
            (18) Included are 17,898 stock options with tandem stock appreciation right (SAR) features.

            Further details, including convertibility features, are available in Notes
13, 14 and 17 of the October 31, 2009, consolidated financial statements presented in the 2009 Annual Report.

            >>

            INTERIM CONSOLIDATED FINANCIAL STATEMENTS

            Consolidated Statement of Income

            <<
                                                                      For the six
                                    For the three months ended       months ended
            -------------------------------------------------------------------------
            (Unaudited)         April 30 January 31   April 30   April 30   April 30
            ($ millions)            2010       2010       2009       2010       2009
            -------------------------------------------------------------------------
            Interest income

            Loans(1)            $  2,889   $  2,975   $  3,484   $  5,864   $  7,745
            Securities(1)          1,030      1,024      1,083      2,054      1,827
            Securities
             purchased under
             resale agreements        39         36         99         75        255
            Deposits with banks       71         75        119        146        328
            -------------------------------------------------------------------------
                                   4,029      4,110      4,785      8,139     10,155
            -------------------------------------------------------------------------
            Interest expenses

            Deposits               1,649      1,599      2,111      3,248      4,863
            Subordinated
             debentures               57         71         69        128        132
            Capital instrument
             liabilities               9          9          9         18         18
            Other                    256        284        509        540      1,089
            -------------------------------------------------------------------------
                                   1,971      1,963      2,698      3,934      6,102
            -------------------------------------------------------------------------
            Net interest income    2,058      2,147      2,087      4,205      4,053
            Provision for credit
             losses (Note 4)         338        371        489        709        770
            -------------------------------------------------------------------------
            Net interest income
             after provision
             for credit losses     1,720      1,776      1,598      3,496      3,283
            -------------------------------------------------------------------------
            Other income

            Card revenues            100        110        105        210        218
            Deposit and
             payment services        216        220        225        436        456
            Mutual funds             140        125         63        265        143
            Investment management,
             brokerage and
             trust services          199        192        172        391        350
            Credit fees              212        205        203        417        388
            Trading revenues         322        285        235        607        415
            Underwriting fees and
             other commissions       132        143        126        275        291
            Foreign exchange
             other than trading       89         81         95        170        217
            Net gain (loss) on
             securities, other
             than trading            137         91       (133)       228       (277)
            Securitization revenues   22         18        219         40        317
            Other                    246        289        199        535        376
            -------------------------------------------------------------------------
                                   1,815      1,759      1,509      3,574      2,894
            -------------------------------------------------------------------------
            Net interest and
             other income          3,535      3,535      3,107      7,070      6,177
            -------------------------------------------------------------------------
            Non-interest expenses

            Salaries and
             employee benefits     1,143      1,187      1,024      2,330      2,154
            Premises and
             technology              360        371        379        731        767
            Communications            81         86         89        167        179
            Advertising and
             business development     77         78         68        155        146
            Professional              44         50         53         94        107
            Business and
             capital taxes            40         37         39         77         89
            Other                    222        200        234        422        454
            -------------------------------------------------------------------------
                                   1,967      2,009      1,886      3,976      3,896
            -------------------------------------------------------------------------
            Income before
             the undernoted        1,568      1,526      1,221      3,094      2,281
            Provision for
             income taxes            444        512        319        956        509
            Non-controlling
             interest in net
             income of
             subsidiaries             27         26         30         53         58
            -------------------------------------------------------------------------
            Net income          $  1,097   $    988   $    872   $  2,085   $  1,714
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Preferred
             dividends paid           49         49         51         98         88
            -------------------------------------------------------------------------
            Net income
             available to
             common
             shareholders       $  1,048   $    939   $    821   $  1,987   $  1,626
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average number of
             common shares
             outstanding
             (millions):
              Basic                1,030      1,025      1,014      1,028      1,007
              Diluted              1,031      1,028      1,016      1,029      1,010
            -------------------------------------------------------------------------
            Earnings per
             common share
             (in dollars)(2):
              Basic             $   1.02   $   0.92   $   0.81   $   1.93   $   1.61
              Diluted           $   1.02   $   0.91   $   0.81   $   1.93   $   1.61
            -------------------------------------------------------------------------
            Dividends per
             common share
             (in dollars)       $   0.49   $   0.49   $   0.49   $   0.98   $   0.98
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform to current period presentation.

            (1) Amounts for April 30, 2009, have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of
                2009, effective November 1, 2008 (refer to Note 1 of the Consolidated
                Financial Statements in the 2009 Annual Report for further details).
            (2) The calculation of earnings per share is based on full dollar and share amounts.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Balance Sheet
                                                                   As at
            -------------------------------------------------------------------------
                                                      April 30 January 31 October 31
            (Unaudited) ($ millions)                      2010       2010       2009
            -------------------------------------------------------------------------
            Assets

            Cash resources

            Cash and non-interest-bearing
             deposits with banks                      $  3,743   $  3,384   $  3,355
            Interest-bearing deposits with banks        48,047     48,867     34,343
            Precious metals                              5,587      5,085      5,580
            -------------------------------------------------------------------------
                                                        57,377     57,336     43,278
            -------------------------------------------------------------------------
            Securities

            Trading                                     69,219     58,061     58,067
            Available-for-sale (Note 2)                 50,489     54,378     55,699
            Equity accounted investments                 4,305      3,697      3,528
            -------------------------------------------------------------------------
                                                       124,013    116,136    117,294
            -------------------------------------------------------------------------
            Securities purchased
             under resale agreements                    21,315     16,970     17,773
            -------------------------------------------------------------------------
            Loans

            Residential mortgages                      113,771    105,412    101,604
            Personal and credit cards                   60,964     61,500     61,048
            Business and government                    103,199    104,200    106,520
            -------------------------------------------------------------------------
                                                       277,934    271,112    269,172
            Allowance for credit losses (Note 4)         4,321      2,948      2,870
            -------------------------------------------------------------------------
                                                       273,613    268,164    266,302
            -------------------------------------------------------------------------
            Other

            Customers' liability under acceptances       7,655      7,652      9,583
            Derivative instruments                      22,770     25,373     25,992
            Land, buildings and equipment                2,320      2,322      2,372
            Goodwill                                     2,701      2,765      2,908
            Other intangible assets                        555        560        561
            Other assets                                13,806     10,348     10,453
            -------------------------------------------------------------------------
                                                        49,807     49,020     51,869
            -------------------------------------------------------------------------
                                                      $526,125   $507,626   $496,516
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Liabilities and shareholders' equity

            Deposits

            Personal                                  $124,255   $124,920   $123,762
            Business and government                    221,009    212,169    203,594
            Banks                                       25,985     27,849     23,063
            -------------------------------------------------------------------------
                                                       371,249    364,938    350,419
            -------------------------------------------------------------------------
            Other

            Acceptances                                  7,655      7,652      9,583
            Obligations related to securities
             sold under repurchase agreements           40,781     39,471     36,568
            Obligations related to
             securities sold short                      23,119     13,339     14,688
            Derivative instruments                      27,023     27,699     28,806
            Other liabilities                           23,826     22,164     24,682
            Non-controlling
             interest in subsidiaries                      539        561        554
            -------------------------------------------------------------------------
                                                       122,943    110,886    114,881
            -------------------------------------------------------------------------
            Subordinated debentures (Note 5)             5,881      5,945      5,944
            -------------------------------------------------------------------------
            Capital instrument liabilities                 500        500        500
            -------------------------------------------------------------------------
            Shareholders' equity

            Capital stock
            Preferred shares                             3,975      3,710      3,710
            Common shares and contributed surplus        5,358      5,113      4,946
            Retained earnings                           20,894     20,353     19,916
            Accumulated other comprehensive
             income (loss)(Note 7)                      (4,675)    (3,819)    (3,800)
            -------------------------------------------------------------------------
                                                        25,552     25,357     24,772
            -------------------------------------------------------------------------
                                                      $526,125   $507,626   $496,516
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Statement of Changes in Shareholders' Equity

                                                            For the six months ended
            -------------------------------------------------------------------------
                                                                 April 30   April 30
            (Unaudited) ($ millions)                                 2010       2009
            -------------------------------------------------------------------------
            Preferred shares

            Balance at beginning of period                       $  3,710   $  2,860
            Issued                                                    265        850
            -------------------------------------------------------------------------
            Balance at end of period                                3,975      3,710
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Common shares and contributed surplus

            Common shares:
              Balance at beginning of period                        4,946      3,829
              Issued                                                  386        800
            -------------------------------------------------------------------------
              Balance at end of period                              5,332      4,629
            -------------------------------------------------------------------------
            Contributed surplus:
              Balance at beginning of period                            -          -
              Stock option expense (Note 8)                            26          -
            -------------------------------------------------------------------------
              Balance at end of period                                 26          -
            -------------------------------------------------------------------------
            Total                                                   5,358      4,629
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Retained earnings

            Balance at beginning of period                         19,916     18,549
            Net income                                              2,085      1,714
            Dividends: Preferred                                      (98)       (88)
                       Common                                      (1,007)      (990)
            Other                                                      (2)        (6)
            -------------------------------------------------------------------------
            Balance at end of period                               20,894     19,179
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Accumulated other comprehensive income (loss)(1)

            Balance at beginning of period as previously reported  (3,800)    (3,596)
            Cumulative effect of adopting new accounting policies       -        595
            -------------------------------------------------------------------------
            Balance at beginning of period as restated             (3,800)    (3,001)
            Other comprehensive income (loss)                        (875)      (675)
            -------------------------------------------------------------------------
            Balance at end of period                               (4,675)    (3,676)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Total shareholders' equity at end of period          $ 25,552   $ 23,842
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Consolidated Statement of Comprehensive Income

                                              For the three           For the six
                                               months ended          months ended
            -------------------------------------------------------------------------
                                           April 30   April 30   April 30   April 30
            (Unaudited) ($ millions)           2010       2009       2010       2009
            -------------------------------------------------------------------------
            Net income                     $  1,097   $    872   $  2,085   $  1,714
            -------------------------------------------------------------------------
            Other comprehensive
             income (loss), net of
             income taxes (Note 7):
              Net change in unrealized
               foreign currency
               translation losses              (785)      (323)      (986)      (449)
              Net change in unrealized
               gains (losses) on
               available-for-sale
               securities(1)                   (153)        66          3        (98)
              Net change in losses on
               derivative instruments
               designated as
               cash flow hedges                  82         10        108       (128)
            -------------------------------------------------------------------------
            Other comprehensive
             income (loss)(1)                  (856)      (247)      (875)      (675)
            -------------------------------------------------------------------------
            Comprehensive income(1)        $    241   $    625   $  1,210   $  1,039
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective
                November 1, 2008 (refer to Note 1 of the Consolidated Financial
                Statements in the 2009 Annual Report for further details).

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Condensed Consolidated Statement of Cash Flows

                                             For the three           For the six
                                              months ended          months ended
            -------------------------------------------------------------------------
            Sources (uses) of cash flows   April 30   April 30   April 30   April 30
            (Unaudited) ($ millions)           2010       2009       2010       2009
            -------------------------------------------------------------------------
            Cash flows from
             operating activities

            Net income                     $  1,097   $    872   $  2,085   $  1,714
            Adjustments to determine
             net cash flows from (used in)
             operating activities(1)            656        796      1,238        898
            Changes in operating
             assets and liabilities:
              Net accrued interest
               receivable and payable           (93)      (294)        24       (214)
              Trading securities            (11,759)   (10,850)   (11,905)   (13,201)
              Derivative assets                 (25)     3,648       (319)     5,660
              Derivative liabilities          1,509     (1,930)       878     (1,593)
              Other, net(1)                  (2,863)    (1,397)    (5,069)    (3,730)
            -------------------------------------------------------------------------
                                            (11,478)    (9,155)   (13,068)   (10,466)
            -------------------------------------------------------------------------
            Cash flows from
             financing activities

            Deposits                          9,477      3,567     26,184      2,142
            Obligations related to
             securities sold under
             repurchase agreements            1,615      6,878      4,695      6,441
            Obligations related to
             securities sold short            9,977      2,743      8,677      2,990
            Subordinated debentures issued        -      1,000          -      2,000
            Subordinated debentures
             redemptions/repayments               -          -        (11)         -
            Preferred shares issued             265          -        265        600
            Common shares issued                218        130        365        297
            Cash dividends paid                (554)      (548)    (1,105)    (1,078)
            Other, net                          792     (2,716)       747     (2,364)
            -------------------------------------------------------------------------
                                             21,790     11,054     39,817     11,028
            -------------------------------------------------------------------------
            Cash flows from investing activities

            Interest-bearing
             deposits with banks             (1,626)      (112)   (16,452)     2,839
            Securities purchased
             under resale agreements         (4,338)      (644)    (3,558)     4,228
            Loans, excluding
             securitizations(1)              (6,609)    (3,418)   (10,494)    (9,755)
            Loan securitizations                584      4,418      1,166      9,181
            Non-trading securities(1)         2,754     (2,094)     3,804     (4,960)
            Land, buildings and
             equipment, net of disposals        (70)       (76)       (75)      (127)
            Other, net(2)                      (532)        (2)      (596)    (1,565)
            -------------------------------------------------------------------------
                                             (9,837)    (1,928)   (26,205)      (159)
            -------------------------------------------------------------------------
            Effect of exchange rate changes
             on cash and cash equivalents      (116)       (59)      (156)       (58)
            -------------------------------------------------------------------------
            Net change in cash
             and cash equivalents               359        (88)       388        345
            Cash and cash equivalents
             at beginning of period           3,384      3,007      3,355      2,574
            -------------------------------------------------------------------------
            Cash and cash equivalents
             at end of period(3)           $  3,743   $  2,919   $  3,743   $  2,919
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Cash disbursements made for:
            Interest                       $  2,020   $  2,849   $  4,207   $  6,463
            Income taxes                   $    439   $    466   $  1,217   $    719
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Comparative amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective
                November 1, 2008 (refer to Note 1 of the Consolidated Financial
                Statements in the 2009 Annual Report for further details).
            (2) For the three and six months ended April 30, 2010, comprises investments in subsidiaries and associated corporations, net of cash and cash equivalents at the date of acquisition of $203 and $203, respectively (April 30, 2009 - nil and nil), net of non-cash consideration of common shares issued from treasury of nil and nil, respectively (April 30, 2009 - nil and $500), and net of
                non-cumulative preferred shares of nil and nil (April 30, 2009 - nil and $250 respectively).
            (3) Represents cash and non-interest-bearing deposits with banks.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Notes to the Interim Consolidated Financial Statements (Unaudited)

            These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).
            They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2009. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-
            end audited consolidated financial statements.

            1.  Changes in accounting policies

                There were no new accounting policies adopted in the current fiscal year. Note 1 to the Bank's 2009 annual audited consolidated financial statements describes accounting policy changes.

            2.  Available-for-sale securities

                An analysis of unrealized gains and losses on available-for-sale securities is as follows:

                                                             As at
                ---------------------------------------------------------------------
                                                         April 30, 2010
                ---------------------------------------------------------------------
                                                       Gross       Gross
                                                  unrealized  unrealized        Fair
                ($ millions)             Cost(1)       gains      losses       value
                ---------------------------------------------------------------------
                Canadian federal
                 government debt        $ 11,889    $     92    $     80    $ 11,901
                Mortgage-backed
                 securities(2)            18,553         251         109      18,695
                Canadian provincial
                 and municipal debt          712           8           2         718
                U.S. treasury and other
                 U.S. agencies' debt         280           1           8         273
                Other foreign governments'
                 debt                      7,136         250          22       7,364
                Bonds of designated
                 emerging markets            221         147           -         368
                Other debt                 8,155         234         132       8,257
                Preferred shares             501          15          67         449
                Common shares              2,179         297          12       2,464
                ---------------------------------------------------------------------
                Total available-for-sale
                 securities             $ 49,626    $  1,295    $    432    $ 50,489
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                             As at
                ---------------------------------------------------------------------
                                                       October 31, 2009
                ---------------------------------------------------------------------
                                                       Gross       Gross
                                                  unrealized  unrealized        Fair
                ($ millions)             Cost(1)       gains      losses       value
                ---------------------------------------------------------------------
                Canadian federal
                 government debt        $ 11,507    $    163    $     68    $ 11,602
                Mortgage-backed
                 securities(2)            20,972         488          76      21,384
                Canadian provincial
                 and municipal debt        1,164          20           -       1,184
                U.S. treasury and other
                 U.S. agencies' debt         706           9          14         701
                Other foreign governments'
                 debt                      7,703         321          35       7,989
                Bonds of designated
                 emerging markets            270         175           -         445
                Other debt                 9,609         224         234       9,599
                Preferred shares             544          17         140         421
                Common shares              2,211         224          61       2,374
                ---------------------------------------------------------------------
                Total available-for-sale
                 securities             $ 54,686    $  1,641    $    628    $ 55,699
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Cost for debt securities is amortized cost.
                (2) Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $18,202 (October 31, 2009 -
                    $20,864). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

                The net unrealized gain on available-for-sale securities of
                $863 million (October 31, 2009 - gain of $1,013 million) decreases to a net unrealized gain of $796 million (October 31, 2009 - gain of
                $828 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

            3.  Sales of loans through securitizations

                The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended April 30, 2010, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 23.7%, an excess spread of 1.2% and a discount rate of 1.6%. The following table summarizes the Bank's sales.

                                         For the three months     For the six months
                                                ended                    ended
                ---------------------------------------------------------------------
                                  April 30  January 31  April 30  April 30  April 30
                ($ millions)          2010        2010      2009      2010      2009
                ---------------------------------------------------------------------
                Net cash
                 proceeds(1)       $   584   $     582  $  4,418  $  1,166  $  9,181
                Retained interest       18          19       225        37       395
                Retained servicing
                 liability              (4)         (4)      (24)       (8)      (53)
                ---------------------------------------------------------------------
                                       598         597     4,619     1,195     9,523
                Residential
                 mortgages
                 securitized(2)        590         590     4,420     1,180     9,247
                ---------------------------------------------------------------------
                Net gain (loss) on
                 sale(3)           $     8   $       7  $    199  $     15  $    276
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Excludes insured mortgages which were securitized and retained by the Bank of $132 for the three months ended April 30, 2010
                    (January 31, 2010 - $390; April 30, 2009 - $1,382) and $522 for
                    the six months ended April 30, 2010 (April 30, 2009 - $2,229).
                    These assets are classified as available-for-sale securities and have an outstanding balance of $18,202 (refer to Note 2).
                (2) Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the
                    Bank in prior periods but retained by the Bank at that time. For the three months and six months ended April 30, 2010, these were nil and nil respectively (three months ended January 31, 2010 -
                    nil; six months ended April 30, 2009 - $1,853).
                (3) Net of issuance costs.

            4. Impaired loans and allowance for credit losses

               (a) Impaired loans

                                                        As at
                ---------------------------------------------------------------------
                                                               January 31 October 31
                                       April 30, 2010                2010       2009
                ---------------------------------------------------------------------
                                         Specific
               ($ millions)     Gross   allowance(1)       Net        Net        Net
                ---------------------------------------------------------------------
                By loan type:
                Residential
                 mortgages   $  2,065    $   (930)    $  1,135   $  1,093   $    878
                Personal and
                 credit cards     781        (628)         153        191        193
                Business and
                 government     2,476      (1,289)       1,187      1,393      1,492
                ---------------------------------------------------------------------
                Total        $  5,322(2) $ (2,847)(2) $  2,475   $  2,677   $  2,563
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                By geography:
                Canada                                $    696   $    777   $    719
                United States                              145        229        354
                Other International(2)                   1,634      1,671      1,490
                ---------------------------------------------------------------------
                Total                                 $  2,475   $  2,677   $  2,563
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) The specific allowance for impaired loans evaluated on an individual basis totalled $1,286 (January 31, 2010 - $582;
                    October 31, 2009 - $446).
                (2) Includes $1.4 billion related to the acquisition of R-G Premier
                    Bank of Puerto Rico (refer to Note 12), nil net impaired.

                (b) Allowance for credit losses

                                         As at and for the six months ended
            -------------------------------------------------------------------------

                                                   April 30, 2010
            -------------------------------------------------------------------------
                                                                     Other,
                                                                 including
                                                     Provision   foreign   Balance
                        Balance at                         for  currency    at end
                         beginning   Write-  Recover-   credit    adjust-       of
            ($ millions) of period    offs       ies    losses    ment(1)   period
            -------------------------------------------------------------------------
            Specific       $ 1,381  $ (766)   $  130    $ 729    $ 1,382   $ 2,856(2)
            Sectoral            44       -         -      (20)         -        24
            General          1,450       -         -        -          -     1,450
            -------------------------------------------------------------------------
                           $ 2,875  $ (766)   $  130    $ 709    $ 1,382(3)$ 4,330
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            ---------------------------------
                           January   October
                           31 2010   31 2009
            ---------------------------------

                           Balance   Balance
                            at end    at end
            ($ millions) of period of period
            -----------------------------------
            Specific        $1,461(2) $1,381(2)
            Sectoral            43        44
            General          1,450     1,450
            -----------------------------------
                           $ 2,954  $  2,875
            -----------------------------------
            -----------------------------------
            (1) As at April 30, 2010, includes $1,436 in specific allowances and nil of general allowances related to acquisitions (January 31, 2010 -
                $14 and nil; October 31, 2009 - $9 and nil).
            (2) As at April 30, 2010, $9 has been recorded in other liabilities
                (January 31, 2010 - $6; October 31, 2009 - $5).
            (3) Includes $1.4 billion related to the acquisition of R-G Premier Bank of Puerto Rico.

            5.  Subordinated debentures

                On December 15, 2009, the Bank repurchased US$10.1 million of
                Floating Rate Subordinated Debentures due August 2085.

            6.  Capital management

                The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank's capital management process are consistent with those in place as at October 31, 2009.

                Regulatory capital ratios

                Regulatory capital ratios are determined in accordance with the revised capital framework based on the International convergence of capital measurement and capital standards: A revised framework, commonly known as Basel II.

                The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios. The Bank is targeting the remaining material credit portfolios for application of AIRB approach between fiscal years 2011 and 2013, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital and the standardized approach to calculate the operational risk capital requirements.

                The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
                weighted assets represent the Bank's exposures to credit, market and operational risk and are computed by applying a combination of the
                Bank's internal credit risk parameters and the OSFI prescribed risk weights to on- and off-balance sheet exposures.

                The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at April 30, 2010. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at April 30, 2010.

                Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

                                                                   As at
                ---------------------------------------------------------------------
                                                      April 30 January 31 October 31
                ($ millions)                              2010       2010       2009
                ---------------------------------------------------------------------
                Shareholders' equity per
                 consolidated balance sheet          $  25,552  $  25,357  $  24,772
                Components of accumulated other
                 comprehensive income excluded
                 from Tier 1                              (228)      (299)      (117)
                Capital instrument liabilities -
                 trust securities                        3,400      3,400      3,400
                Non-controlling interest in
                 subsidiaries                              539        561        554
                Goodwill deduction                      (2,701)    (2,765)    (2,908)
                Other capital deductions(1)             (2,442)    (2,119)    (2,051)
                ---------------------------------------------------------------------
                Tier 1 capital                          24,120     24,135     23,650
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Qualifying subordinated debentures,
                 net of amortization                     5,781      5,845      5,833
                Trust subordinated notes                 1,000      1,000      1,000
                Other net capital items(2)              (2,193)    (1,930)    (1,895)
                ---------------------------------------------------------------------
                Tier 2 capital                           4,588      4,915      4,938
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Total regulatory capital                28,708     29,050     28,588
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Total risk weighted assets           $ 215,115  $ 215,891  $ 221,656
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Capital ratios
                Tier 1 capital ratio                     11.2%      11.2%      10.7%
                Total capital ratio                      13.3%      13.5%      12.9%
                Assets-to-capital multiple               17.7x      16.8x      16.6x
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Comprised of 50% of all investments in certain specified corporations and other items.
                (2) Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity
                    securities.

                Significant capital transactions

                Series 30 non-cumulative five-year rate reset preferred shares totaling $265 million were issued on April 12, 2010. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.240625 per share for the initial five-year fixed rate period ending on April
                25, 2015. The initial dividend, if and when declared, will be payable on July 28, 2010, and will be $0.2822 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
                year Government of Canada yield plus 1%, multiplied by $25.00.
                Holders of Series 30 preferred shares have the option to convert their shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter.

                Series 31 preferred shares are entitled to receive floating rate non-
                cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-bill rate plus 1%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than
                1,000,000 Series 30 preferred shares issued and outstanding on the applicable Series 30 Conversion Date, all of the issued and outstanding Series 30 preferred shares will automatically be converted on such Series 30 Conversion Date into an equal number of
                Series 31 preferred shares.

                With prior written approval of the Superintendent of Financial
                Institutions Canada, Series 30 preferred shares and, if applicable,
                Series 31 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2015, and every five years thereafter. On all other dates beginning April 26, 2015, Series
                31 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.

            7.  Accumulated other comprehensive income (loss)

                The components of accumulated other comprehensive income (loss) as at
                April 30, 2010, and other comprehensive income (loss) for the six months then ended were as follows:

                Accumulated other comprehensive income (loss)

                                             As at and for the six months ended
                ---------------------------------------------------------------------
                                                      April 30, 2010
                ---------------------------------------------------------------------
                                                       Opening       Net     Ending
                ($ millions)                           balance    change    balance
                ---------------------------------------------------------------------
                Unrealized foreign
                 currency translation
                 losses, net of
                 hedging activities                $  (3,917) $    (986) $ (4,903)(1)
                Unrealized gains
                 (losses) on
                 available-for-sale
                 securities, net of
                 hedging activities                      540          3       543 (2)
                Gains (losses) on
                 derivative instruments
                 designated as cash
                 flow hedges                            (423)       108      (315)(4)
                ---------------------------------------------------------------------
                Accumulated other
                 comprehensive
                 income (loss)                     $  (3,800) $    (875) $ (4,675)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                             As at and for the six months ended
                ---------------------------------------------------------------------
                                                      April 30, 2009
                ---------------------------------------------------------------------
                                         Opening  Transition        Net      Ending
                ($ millions)             balance      amount     change     balance
                ---------------------------------------------------------------------
                Unrealized foreign
                 currency translation
                 losses, net of
                 hedging activities    $  (2,181)  $       -  $    (449) $ (2,630)(1)
                Unrealized gains
                 (losses) on
                 available-for-sale
                 securities, net of
                 hedging activities         (949)       595(3)      (98)(3)  (452)(2)
                Gains (losses) on
                 derivative instruments
                 designated as cash
                 flow hedges                (466)          -       (128)     (594)(4)
                ---------------------------------------------------------------------
                Accumulated other
                 comprehensive
                 income (loss)         $  (3,596)  $     595  $    (675) $ (3,676)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Net of cumulative income tax expense of $803 (April 30, 2009 -
                    expense of $435).
                (2) Net of cumulative income tax expense of $253 (April 30, 2009 -
                    benefit of $69).
                (3) For further details refer to the new accounting policy related to the classification and impairment of financial assets
                    implemented in the fourth quarter of 2009, effective November 1,
                    2008 in Note 1 of the Consolidated Financial Statements in the
                    2009 Annual Report.
                (4) Net of cumulative income tax benefit of $103 (April 30, 2009 -
                    benefit of $239).

                Other comprehensive income (loss)

                The following table summarizes the changes in the components of other comprehensive income (loss).

                                           For the three months  For the six months
                                                   ended               ended
                ---------------------------------------------------------------------
                                            April 30  April 30  April 30  April 30
                ($ millions)                    2010      2009      2010      2009
                ---------------------------------------------------------------------
                Net change in unrealized
                 foreign currency
                 translation losses
                Net unrealized foreign
                 currency translation
                 losses(1)                   $ (1,127) $   (479) $ (1,423) $  (523)
                Net gains on hedges of
                 net investments in self-
                 sustaining foreign
                 operations(2)                    342       156       437       74
                ---------------------------------------------------------------------
                                                 (785)     (323)     (986)    (449)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in unrealized
                 gains (losses) on
                 available-for-sale
                 securities
                Net unrealized gains
                 (losses) on available-
                 for-sale securities(3)          (154)       85(4)     81       34(4)
                Reclassification of net
                 (gains) losses to net
                 income(5)                          1       (19)      (78)    (132)
                ---------------------------------------------------------------------
                                                 (153)       66         3      (98)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in losses on
                 derivative instruments
                 designated as cash flow
                 hedges
                Net gains (losses) on
                 derivative instruments
                 designated as cash flow
                 hedges(6)                       (167)       24      (299)    (299)
                Reclassification of net
                 (gains) losses to net
                 income(7)                        249       (14)      407      171
                ---------------------------------------------------------------------
                                                   82        10       108     (128)
                ---------------------------------------------------------------------
                Other comprehensive income
                 (loss)                      $   (856) $   (247) $   (875) $  (675)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Net of income tax expense of nil.
                (2) For the three and six months ended April 30, 2010, net of income tax expense of $122 and $157 (April 30, 2009 - expense of $90 and
                    $117, respectively).
                (3) For the three and six months ended April 30, 2010, net of income tax benefit of $86 and $6 (April 30, 2009 - expense of $14 and benefit of $15, respectively).
                (4) Refer to the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 in Note 1 of the
                    Consolidated Financial Statements in the 2009 Annual Report for
                    further details.
                (5) For the three and six months ended April 30, 2010, net of income tax benefit of $7 and expense of $29 (April 30, 2009 - expense of
                    $4 and $6, respectively).
                (6) For the three and six months ended April 30, 2010, net of income tax benefit of $60 and $108 (April 30, 2009 - expense of $50 and benefit of $88, respectively).
                (7) For the three and six months ended April 30, 2010, net of income tax benefit of $109 and $179 (April 30, 2009 - expense of $16 and benefit of $67, respectively).

            8.  Stock based compensation

                Equity Classified Stock Option Plan

                Stock options issued after November 1, 2009, require settlement in shares only and do not contain the tandem share appreciation features, which provide the choice for settlement in cash or shares.
                On December 11, 2009, the Bank granted 3,953,456 options with an exercise price of $47.75 per option and at a weighted average fair value of $8.47 to selected employees, under the terms of the amended
                Employee Stock Option Plan. The Black Scholes option pricing model was used to determine the grant date fair value after incorporating appropriate assumptions as they relate to volatility, expected term, discount rate and dividend yield. These stock options vest evenly over a four-year period and are exercisable no later than 10 years after the date of grant. The fair value on the date of grant is expensed over the vesting period. Where the employee is eligible to retire prior to the vesting date, the fair value is expensed over the period between the grant date and the date of retirement eligibility.
                These expensed amounts are recorded in non-interest expenses in the
                Consolidated Statement of Income with a corresponding credit to contributed surplus within Shareholders' equity in the Consolidated
                Balance Sheet. An amount of $26 million was recorded in contributed surplus as at April 30, 2010.

            9.  Employee future benefits

                Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                        For the three months      For the six months
                                                ended                    ended
                ---------------------------------------------------------------------
                                   April 30 January 31  April 30  April 30  April 30
                ($ millions)           2010       2010      2009      2010      2009
                ---------------------------------------------------------------------
                Benefit expenses
                Pension plans      $      5   $      4  $    (12) $      9  $    (14)
                Other benefit plans      29         29        28        58        57
                ---------------------------------------------------------------------
                                   $     34   $     33  $     16  $     67  $     43
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

            10. Segmented results of operations

                Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking,
                International Banking and Scotia Capital.

                The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in
                Note 1 of the 2009 Consolidated Financial Statements. The only notable accounting measurement difference is the grossing up of tax-
                exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

                Scotiabank's results, and average assets, allocated by these operating segments, are as follows:

                                           For the three months ended April 30, 2010
                ---------------------------------------------------------------------
                Taxable equivalent               Inter-
                 basis(1)             Canadian national    Scotia
                 ($ millions)          Banking  Banking   Capital  Other(2)    Total
                ---------------------------------------------------------------------
                Net interest income    $ 1,287  $   822  $   275   $  (326)  $ 2,058
                Provision for credit
                 losses                    189      173      (24)        -       338
                Other income               664      447      583       121     1,815
                Non-interest expenses      954      681      299        33     1,967
                Provision for income
                 taxes                     224      100      192       (72)      444
                Non-controlling
                 interest in net
                 income of
                 subsidiaries                -       27        -         -        27
                ---------------------------------------------------------------------
                Net income(3)          $   584  $   288  $   391   $  (166)  $ 1,097
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)          $   201  $    82  $   156   $    66   $   505
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                         For the three months ended January 31, 2010
                ---------------------------------------------------------------------
                Taxable equivalent               Inter-
                 basis(1)             Canadian national    Scotia
                 ($ millions)          Banking  Banking   Capital  Other(2)    Total
                ---------------------------------------------------------------------
                Net interest income    $ 1,298  $   940  $   304   $  (395) $  2,147
                Provision for credit
                 losses                    180      177       14         -       371
                Other income               623      434      596       106     1,759
                Non-interest expenses      962      706      307        34     2,009
                Provision for income
                 taxes                     218      172      198       (76)      512
                Non-controlling
                 interest in net
                 income of
                 subsidiaries                1       25        -         -        26
                ---------------------------------------------------------------------
                Net income(3)          $   560  $   294  $   381   $  (247) $    988
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)          $   199  $    83  $   160   $    59  $    501
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                           For the three months ended April 30, 2009
                ---------------------------------------------------------------------
                Taxable equivalent               Inter-
                 basis(1)             Canadian national   Scotia
                 ($ millions)          Banking  Banking  Capital   Other(2)    Total
                ---------------------------------------------------------------------
                Net interest income    $ 1,147  $   959  $   345   $  (364) $  2,087
                Provision for credit
                 losses                    188      115      159        27       489
                Other income               524      349      502       134     1,509
                Non-interest expenses      899      729      231        27     1,886
                Provision for income
                 taxes                     174      102      129       (86)      319
                Non-controlling
                 interest in net
                 income of
                 subsidiaries                -       30        -         -        30
                ---------------------------------------------------------------------
                Net income             $   410  $   332  $   328    $ (198)  $   872
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)          $   191  $    95  $ 190(4)   $   44   $ 520(4)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Refer above for a discussion of non-GAAP measures.
                (2) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2010 ($71),
                    January 31, 2010 ($75), and April 30, 2009 ($77), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
                (3) As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury in the first quarter, the net loss for the three months ended April 30, 2010, decreased by $34 million (January 31, 2010 - $37 million).
                (4) Amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (for further details refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual
                    Report for further details).

                                             For the six months ended April 30, 2010
                ---------------------------------------------------------------------
                Taxable equivalent               Inter-
                 basis(1)             Canadian national   Scotia
                 ($ millions)          Banking  Banking  Capital    Other(2)   Total
                ---------------------------------------------------------------------
                Net interest income    $ 2,585  $ 1,762  $   579    $  (721) $ 4,205
                Provision for credit
                 losses                    369      350      (10)         -      709
                Other income             1,287      881    1,179        227    3,574
                Non-interest expenses    1,916    1,387      606         67    3,976
                Provision for income
                 taxes                     442      272      390       (148)     956
                Non-controlling
                 interest in net
                 income of
                 subsidiaries                1       52        -          -       53
                ---------------------------------------------------------------------
                Net income(3)          $ 1,144  $   582  $   772    $  (413) $ 2,085
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)          $   200  $    83  $   158    $    62  $   503
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                             For the six months ended April 30, 2009
                ---------------------------------------------------------------------
                Taxable equivalent               Inter-
                 basis(1)             Canadian national   Scotia
                 ($ millions)          Banking  Banking  Capital    Other(2)   Total
                ---------------------------------------------------------------------
                Net interest income    $ 2,293  $ 1,906  $   683    $  (829) $ 4,053
                Provision for credit
                 losses                    343      231      169         27      770
                Other income             1,080      820      868        126    2,894
                Non-interest expenses    1,833    1,501      522         40    3,896
                Provision for income
                 taxes                     349      216      232       (288)     509
                Non-controlling
                 interest in net
                 income of
                 subsidiaries                -       58        -          -       58
                ---------------------------------------------------------------------
                Net income             $   848  $   720  $   628    $  (482) $ 1,714
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)          $   190  $    95  $ 192(4)   $    48  $ 525(4)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Refer above for a discussion of non-GAAP measures.
                (2) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2010 ($71),
                    January 31, 2010 ($75), and April 30, 2009 ($77), and for the six
                    months ended April 30, 2010 ($146), and April 30, 2009 ($147) to arrive at the amounts reported in the Consolidated Statement of
                    Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of
                    securitizations.
                (3) As a result of a transfer of $10 billion of broker-sourced deposits to Canadian Banking from Group Treasury in the first quarter, the net loss for the six months ended April 30, 2010, decreased by $71 million.
                (4) Amounts have been restated to reflect the impact of the new accounting policy related to the classification and impairment of financial assets implemented in the fourth quarter of 2009, effective November 1, 2008 (for further details refer to Note 1 of the Consolidated Financial Statements in the 2009 Annual
                    Report for further details).

            11. Financial Instruments

                Risk management

                The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
                Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank's framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2009.

                (a) Credit risk

                Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

                Credit risk exposures

                Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada,
                U.S. and Europe are treated under the advanced internal ratings based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach.
                Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

                Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

                Exposure at default(1)                        As at
                ---------------------------------------------------------------------
                                                               January 31 October 31
                                          April 30, 2010             2010       2009
                ---------------------------------------------------------------------
                                           Standard-
                ($ millions)      AIRB(2)      ized      Total      Total      Total
                ---------------------------------------------------------------------
                By exposure
                 sub-type
                Non-retail(2)
                  Drawn(3)     $ 146,871  $  68,619  $ 215,490  $ 218,046  $ 209,324
                  Undrawn
                   commitments    51,204      3,522     54,726     58,894     57,887
                  Other
                   exposures(4)   57,739      2,880     60,619     61,642     62,351
                ---------------------------------------------------------------------
                  Total non-
                   retail      $ 255,814  $  75,021  $ 330,835  $ 338,582  $ 329,562
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Retail
                  Drawn(5)     $ 118,617  $  27,139  $ 145,756  $ 140,984  $ 138,874
                  Undrawn
                   commitments     6,137          -      6,137      6,110      6,664
                  Total retail $ 124,754  $  27,139  $ 151,893  $ 147,094  $ 145,538
                ---------------------------------------------------------------------
                Total          $ 380,568  $ 102,160  $ 482,728  $ 485,676  $ 475,100
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) After credit risk mitigation, excludes available-for-sale equity securities and other assets.
                (2) Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages.
                (3) Non-retail drawn includes loans, bankers' acceptances, deposits with banks and available-for-sale debt securities.
                (4) Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
                (5) Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

                Credit quality of non-retail exposures

                The Bank's non-retail portfolio is well diversified by industry. As at April 30, 2010, 83% (January 31, 2010 - 82%; October 31, 2009 -
                80%) of the AIRB portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. Exposures in the standardized portfolio, mainly in the Caribbean and Latin American region, are primarily to non-
                investment grade counterparties, based on the Bank's internal grade systems. There has not been a significant change in concentrations of credit risk since October 31, 2009.

                Credit quality of retail exposures

                The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.

                Retail standardized portfolio

                The retail standardized portfolio of $27 billion as at April 30, 2010
                (January 31, 2010 - $25 billion; October 31, 2009 - $25 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and
                Latin American region. Of the total standardized retail exposures,
                $16 billion (January 31, 2010 - $14 billion; October 31, 2009 -
                $13 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below
                80%.

                Loans past due but not impaired(1)

                A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the
                Bank's policy.

                                                              As at
                ---------------------------------------------------------------------
                                                          April 30, 2010
                ---------------------------------------------------------------------
                                                                       91
                                              31-60      61-90   days and
                ($ millions)                   days       days    greater      Total
                ---------------------------------------------------------------------
                Residential
                 mortgages                $   1,108  $     435  $     218  $   1,761
                Personal and
                 credit cards                   398        203         60        661
                Business and
                 government                     290        204        136        630
                ---------------------------------------------------------------------
                Total                     $   1,796  $     842  $     414  $   3,052
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                                 As at
                ---------------------------------------------------------------------
                                                          October 31, 2009
                ---------------------------------------------------------------------
                                                                       91
                                              31-60      61-90   days and
                ($ millions)                   days       days    greater      Total
                ---------------------------------------------------------------------
                Residential
                 mortgages                $   1,173  $     463  $     302  $   1,938
                Personal and
                 credit cards                   429        220         61        710
                Business and
                 government                     342        201        168        711
                ---------------------------------------------------------------------
                Total                     $   1,944  $     884  $     531  $   3,359
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.

                (b) Market risk

                Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

                Interest rate risk

                Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

                Interest rate sensitivity

                Based on the Bank's interest rate positions, the following table shows the pro-forma after-tax impact on the Bank's net income over the next twelve months and economic value of shareholders' equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the
                Bank.

                                                As at
            -------------------------------------------------------------------------
                                            April 30, 2010
            -------------------------------------------------------------------------
                                  Net income             Economic value of equity
                        -------------------------------------------------------------
            ($          Canadian    Other             Canadian     Other
             millions)    dollar  currencies   Total    dollar   currencies    Total
            -------------------------------------------------------------------------
            100 bp
             increase     $   54    $   47    $  101    $ (151)    $ (308)    $ (459)
            100 bp
             decrease       (125)      (50)     (175)       (5)       405        400
            -------------------------------------------------------------------------
            200 bp
             increase     $  136    $   91    $  227    $ (312)    $ (587)    $ (899)
            200 bp
             decrease       (221)     (106)     (327)       26        822        848
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                          As at
            ---------------------------------------------------
                           January 31, 2010     April 30, 2009
            ---------------------------------------------------
                                   Economic           Economic
            ($                Net  value of      Net  value of
             millions)     income    equity   income    equity
            ---------------------------------------------------
            100 bp
             increase     $   180   $ (239)   $  196    $ (148)
            100 bp
             decrease        (165)     268      (156)      194
            ---------------------------------------------------
            200 bp
             increase     $   339   $ (531)   $  383    $ (286)
            200 bp
             decrease        (375)     577      (422)      496
            ---------------------------------------------------
            ---------------------------------------------------

                Non-trading foreign currency risk

                Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

                As at April 30, 2010, a one per cent increase (decrease) in the
                Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $36 million (January 31, 2010 - $36 million; April 30,
                2009 - $37 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at April 30, 2010, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately
                $189 million (January 31, 2010 - $186 million; April 30, 2009 -
                $190 million), net of hedging.

                Equity risk

                Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-
                sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 2.

                Trading portfolio risk management

                Market risk arising from the Bank's trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank's VaR by risk factor:

            One-day VaR by risk factor

            -------------------------------------------------------------------------
                             As at    For the three months ended     As at     As at
                             April           April 30, 2010        January     April
                                30 -------------------------------      31        30
            ($ millions)      2010   Average      High       Low      2010      2009
            -------------------------------------------------------------------------
            Interest rate  $  14.0   $  12.2   $  16.5   $  10.2   $  11.9   $  13.9
            Equities           3.6       6.5      10.8       2.7       6.4       2.2
            Foreign exchange   1.5       1.5       3.4       0.6       2.1       2.5
            Commodities        1.9       1.9       2.8       1.0       1.8       2.4
            Diversification   (6.0)     (8.7)      n/a       n/a      (8.1)     (5.6)
            -------------------------------------------------------------------------
            All-Bank VaR  $   15.0   $  13.4   $  16.1   $  10.3   $  14.1   $  15.4
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                Hedges

                There are three main types of hedges for accounting purposes: (i)
                fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

                In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
                The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

                In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $167 million (January 31, 2010 - $197 million;
                April 30, 2009 - loss of $277 million). The maximum length of cash flow hedges outstanding was less than 10 years for all periods presented.

                Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $44 million during the three months ended April 30, 2010
                (January 31, 2010 - gain of $27 million; April 30, 2009 - gain of
                $21 million), of which a gain of $10 million (January 31, 2010 - gain of $1 million; April 30, 2009 - gain of $6 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the six months ended April 30, 2010, the Bank recorded a gain of
                $71 million (April 30, 2009 - gain of $48 million) of which a gain of
                $11 million (April 30, 2009 - gain of $9 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

                In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.

                Items designated as trading

                The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.

                The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments.

                The fair value of these loans was $2.8 billion as at April 30, 2010
                (January 31, 2010 - $3.2 billion; October 31, 2009 - $3.5 billion).
                The change in fair value that was recorded through trading income for the three and six months ended April 30, 2010, was a gain of $90 million (January 31, 2010 - gain of $99 million; April 30, 2009 -
                gain of $538 million) and a gain of $189 million (April 30, 2009 -
                gain of $228 million), respectively. These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.

                The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $2 million as at
                April 30, 2010 (January 31, 2010 - $18 million; October 31, 2009 -
                $47 million). The change in fair value that was recorded through trading income for the three and six months ended April 30, 2010, was a loss of $5 million (January 31, 2010 - loss of $1 million; April
                30, 2009 - loss of less than $1 million) and a loss of $6 million
                (April 30, 2009 - gain of $5 million), respectively.

                The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $3,796 million as at April 30, 2010
                (January 31, 2010 - $3,897 million; October 31, 2009 -
                $4,283 million). The change in fair value that was recorded through trading and net interest income for the three and six months ended
                April 30, 2010, was a loss of $24 million (January 31, 2010 - gain of
                $59 million; April 30, 2009 - gain of $103 million) and a gain of
                $35 million (April 30, 2009 - gain of $125 million), respectively.

                The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was
                $87 million as at April 30, 2010 (January 31, 2010 - $59 million;
                October 31, 2009 - $22 million). The change in fair value that was recorded through net interest income for the three and six months ended April 30, 2010, was a gain of $2 million (January 31, 2010 -
                loss of $1 million; April 30, 2009 - gain of less than $1 million)
                and a gain of $1 million (April 30, 2009 - loss of $2 million), respectively. The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the changes in fair value of the related derivatives. As at April 30, 2010, the
                Bank is contractually obligated to pay $87 million to the holders of the notes at maturity (January 31, 2010 - $58 million; October 31,
                2009 - $22 million).

                Reclassification of financial assets

                The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective
                August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at April 30, 2010, the fair values of the bond assets and preferred shares were $212 million (January 31, 2010 -
                $243 million; October 31, 2009 - $257 million) and $64 million
                (January 31, 2010 - $68 million; October 31, 2009 - $67 million), respectively.

                Due to the reclassification of bond assets, for the three and six months ended April 30, 2010, the Bank recorded a pre-tax other comprehensive income gain of $5 million (January 31, 2010 - gain of
                $9 million; April 30, 2009 - gain of $12 million) and a gain of
                $14 million (April 30, 2009 - loss of $3 million), respectively, relating to fair value movements. Due to the reclassification of preferred shares, for the three and six months ended April 30, 2010, the Bank recorded a pre-tax other comprehensive income loss of
                $2 million (January 31, 2010 - gain of $4 million; April 30, 2009 -
                gain of $2 million) and a gain of $2 million (April 30, 2009 - loss of $2 million), respectively, relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.

                Fair value hierarchy

                The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as
                Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

                                                             As at
            -------------------------------------------------------------------------
                                                         April 30, 2010(1)
            -------------------------------------------------------------------------
            ($ millions)                    Level 1    Level 2    Level 3      Total
            -------------------------------------------------------------------------
            Assets:
            Trading securities(2)         $  52,253  $  15,514  $   1,452  $  69,219
            Available-for-sale
             securities(3)                   17,056     31,209      1,298     49,563
            Derivative instruments              129     22,029        612     22,770
            Liabilities:
            Obligations related to
             securities sold short        $  19,218  $   3,898  $       3  $  23,119
            Derivative instruments              158     25,222      1,643     27,023
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                             As at
            -------------------------------------------------------------------------
                                                        October 31, 2009(1)
            -------------------------------------------------------------------------
            ($ millions)                    Level 1    Level 2    Level 3      Total
            -------------------------------------------------------------------------
            Assets:
            Trading securities(2)         $  40,408  $  15,683  $   1,976  $  58,067
            Available-for-sale
             securities(3)                   16,485     36,861      1,395     54,741
            Derivative instruments               81     24,683      1,228     25,992
            Liabilities:
            Obligations related to
             securities sold short        $  11,707  $   2,981  $       -  $  14,688
            Derivative instruments              105     26,188      2,513     28,806
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Loans and deposit notes designated as trading are classified as
                Level 2.
            (2) Includes securities designated as trading. Level 2 trading securities are comprised of $5,893 (October 31, 2009 - $4,861) of bonds mainly issued by foreign governments and $9,621 (October 31, 2009 - $10,822)
                of corporate bonds and other debt and equity instruments which generally trade in public markets.
            (3) Excludes available-for-sale equity securities that are not quoted in an active market of $926 (October 31, 2009 - $958). Level 2 available-for-sale securities include $5,367 (October 31, 2009 -
                $7,204) of bonds mainly issued by foreign governments and $6,959
                (October 31, 2009 - $8,204) of corporate bonds and other debt instruments which generally trade in public markets. The remaining
                Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing
                Corporation.

            12. Acquisitions

                On April 9, 2010, the Bank's affiliate, Thanachart Bank, acquired a
                48% stake of Thailand's Siam City Bank. Scotiabank owns 49% of
                Thanachart Bank. In accordance with securities laws in Thailand, upon closing of the 48% stake, Thanachart Bank launched a tender offer for the remaining shares in Siam City Bank. Subsequent to completion of the tender offer and any additional regulatory approvals, Thanachart
                Bank and Siam City Bank will be merged. Scotiabank will continue to own 49% of the merged bank, to be known as Thanachart Bank. As part of the financing for this transaction, Scotiabank subscribed to additional shares in Thanachart Bank of approximately $650 million.
                This investment is accounted for under the equity method of accounting.

                On April 30, 2010, the Bank through its subsidiary, Scotiabank de
                Puerto Rico, acquired R-G Premier Bank of Puerto Rico. Under the terms of the transaction, Scotiabank acquired US $5.6 billion in assets, which includes US $5.3 billion in loans covered under a loss-
                sharing agreement with the Federal Deposit Insurance Corporation
                (FDIC). Under this agreement, the FDIC guarantees 80% of
                loan losses. The acquisition also includes US $2.2 billion in deposits with the remainder financed by FDIC. To facilitate the transaction, the capital of Scotiabank de Puerto Rico was increased by a contribution of US $460 million from the Bank. The purchase price allocation has not been finalized as the Bank is completing its valuation of the assets acquired and liabilities assumed.
            >>

            SHAREHOLDER INFORMATION

            Direct deposit service

            Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

            Dividend and Share Purchase Plan

            Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

            As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
            For more information on participation in the plan, please contact the transfer agent.

            Dividend dates for 2010

            Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

            <<
            Record Date              Payment Date

            January 5                January 27
            April 6                  April 28
            July 6                   July 28
            October 5                October 27
            >>

            Annual Meeting date for fiscal 2010

            The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2010, will be held in Halifax, Nova Scotia, on Tuesday, April 5,
2011.

            Duplicated communication

            If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

            Website

            For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

            Conference call and Web broadcast

            The quarterly results conference call will take place on June 1, 2010, at
2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-814-4860 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-mail to
investor.relations(at)scotiabank.com.
            A telephone replay of the conference call will be available from June 1,
2010, to June 15, 2010, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4299399 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

            Contact information

            Investors:

            Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

            <<
            Scotiabank
            Scotia Plaza, 44 King Street West
            Toronto, Ontario, Canada M5H 1H1
            Telephone: (416) 933-1273
            Fax: (416) 866-7867
            E-mail: investor.relations(at)scotiabank.com
            >>

            Media:

            For other information and for media enquiries, please contact the Public,
Corporate and Government Affairs Department at the above address.

            <<
            Telephone: (416) 866-3925
            Fax: (416) 866-4988
            E-mail: corpaff(at)scotiabank.com
            >>

            Shareholders:

            For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

            <<
            Computershare Trust Company of Canada
            100 University Avenue, 9th Floor
            Toronto, Ontario, Canada M5J 2Y1
            Telephone: 1-877-982-8767
            Fax: 1-888-453-0330
            E-mail: service(at)computershare.com

            Co-Transfer Agent (U.S.A.)
            Computershare Trust Company N.A.
            250 Royall Street
            Canton, MA 02021 U.S.A.
            Telephone: 1-800-962-4284
            >>

            For other shareholder enquiries, please contact the Finance Department:

            <<
            Scotiabank
            Scotia Plaza, 44 King Street West
            Toronto, Ontario, Canada M5H 1H1
            Telephone: (416) 866-4790
            Fax: (416) 866-4048
            E-mail: corporate.secretary(at)scotiabank.com
            >>

            Rapport trimestriel disponible en francais

            Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.
            The Bank of Nova Scotia is incorporated in Canada with limited liability.

            %SEDAR: 00001289EF %CIK: 0000009631

            /For further information: Peter Slan, Senior Vice-President, Investor
Relations, (416) 933-1273; Lauren Mostowyk, Scotiabank Public Affairs, (416)
866-6806/
            (BNS. BNS)

CO:  Scotiabank; Scotiabank - Financial Releases

CNW 07:23e 01-JUN-10